SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                        GENEREX BIOTECHNOLOGY CORPORATION
             (Exact name of registrant as specified in its charter)

           Idaho                                         82-0490211
--------------------------------------------------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

33 Harbor Square, Suite 202, Toronto, Canada                     M5J2G2
--------------------------------------------------------------------------------
(Address of principal executive offices)                       (Zip Code)

Registrant's telephone number, including area code:           416/364-2551
                                                   -----------------------------

Securities to be registered under Section 12(b) of the Act:       None
                                                            --------------------
                                                             (Title of Class)

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value
-----------------------------
      (Title of Class)

                        GENEREX BIOTECHNOLOGY CORPORATION

                                     FORM 10

                                TABLE OF CONTENTS

Item 1.  BUSINESS......................................................................  1

         (a)   General Development of Business.........................................  1

         (b)   Industry Segment Financial Information..................................  3

         (c)   Description of Business.................................................  3

                  (i)    Principal products and services...............................  3
                  (ii)   Status of new products announced.............................. 14
                  (iii)  Sources and availability of raw materials..................... 15
                  (iv)   Patents, trademarks, licenses, etc............................ 15
                  (v)    Seasonality................................................... 16
                  (vi)   Industry practices relative to working capital items.......... 16
                  (vii)  Major customers............................................... 17
                  (viii) Backlog....................................................... 17
                  (ix)   Government contracts.......................................... 17
                  (x)    Competition................................................... 17
                  (xi)   Research and development expenditures......................... 19
                  (xii)  Environmental compliance...................................... 19
                  (xiii) Employees..................................................... 19

         (d)   Revenues, etc. by Geographic Region..................................... 19

Item 2.  FINANCIAL INFORMATION......................................................... 20

         (a)  Selected Financial Data.................................................. 20

         (b)  Management's Discussion and Analysis of Financial Condition
              Condition and Results of Operations...................................... 21

         (c)  Quantitative and Qualitative Disclosure About Financial
                         Market Risks.................................................. 23

Item 3.  PROPERTIES.................................................................... 24

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
           OWNERS AND MANAGEMENT....................................................... 24

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS............................................ 27

Item 6.  EXECUTIVE COMPENSATION...................................................... 31

Item 7.  CERTAIN RELATIONSHIPS AND RELATED
             TRANSACTIONS............................................................ 32

Item 8.  LEGAL PROCEEDINGS........................................................... 34

Item 9.  MARKET PRICE, DIVIDENDS AND RELATED STOCK-
             HOLDER MATTERS.......................................................... 34

         (a)   Market Information.................................................... 34

         (b)   Holders of Common Stock............................................... 35

         (c)   Dividends............................................................. 35

Item 10. RECENT SALES OF UNREGISTERED SECURITIES..................................... 35

Item 11. DESCRIPTION OF SECURITIES TO BE REGISTERED.................................. 39

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS................................... 43

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA................................. 44

Item 14. CHANGES IN, AND DISAGREEMENTS WITH
             ACCOUNTANTS............................................................. 45

Item 15. FINANCIAL STATEMENTS AND EXHIBITS........................................... 45

         (a)   Financial Statements.................................................. 45

         (b)   Exhibits.............................................................. 46

                                Item 1. BUSINESS

                    Item 1(a) General Development of Business

     Generex Biotechnology Corporation (the "Company") was incorporated in 1983 as Green MT. P.S., Inc. The Company had been inactive for more than ten years prior to January 1998 when it acquired Generex Pharmaceuticals, Inc. ("GPI"), a Canadian corporation, and changed its corporate name to "Generex Biotechnology Corporation". The acquisition of GPI was a "reverse acquisition" in that, immediately following the acquisition, the former shareholders of GPI owned approximately 90% of the Company's outstanding Common Stock. See Item 2(b), "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" below.

     The Company is engaged in the development of drug delivery systems. Its principal business focus has been to develop a platform technology for the oral administration of large molecule drugs which, historically, have been administered by injection. The principal application to date of the Company's large molecule drug delivery technology is an oral insulin formulation. The Company intends to market this formulation in the United States under the name Oralgen(TM), and in Canada and elsewhere under the name Oralin(TM).

     Oral Insulin Formulation: The Company's oral insulin formulation is administered with a metered dose applicator developed by the Company. The formulation, which includes insulin and various excipients to facilitate the absorption of insulin molecules through the mucous membranes in the buccal cavity and upper gastro-intestinal tract, is sprayed into the mouth and back of the throat, where absorption occurs.

     The Company completed pre-clinical studies and proof of concept trials of its oral insulin formulation in early 1998. An Investigational New Drug submission ("IND") to Canada's regulatory equivalent of the United States Food and Drug Administration was made in July 1998, and approved in September 1998. The Company commenced Phase II clinical trials of the product in Canada in November 1998.

     The Company submitted an IND to the United States Food and Drug Administration in October of this year. In November, the FDA approved the Company's request to proceed with human clinical trials under this IND. The Company now expects to commence Phase II clinical trials in the United States in December 1998 or early January 1999.

     Also in September of this year, the Company received regulatory approval in Ecuador for limited, non-commercial distribution of its oral insulin formulation to diabetic patients. This clinical program, which is scheduled to begin in the first calendar quarter of 1999, is expected to run through approximately October 1999, and ultimately is expected to involve approximately 200 patients.

     The Company expects to receive clearance to begin commercial sales of its oral insulin formulation in Ecuador in the first calendar quarter of 1999. It does not expect to receive regulatory clearance to market the product in the United States or Canada until 2000 at the earliest, and there are numerous risks and uncertainties, including technical, financial, regulatory and other risks and uncertainties, that the Company must overcome before such clearances are obtained. See "Risk Factors" in Item 1(c)(i) below.

     The Company plans to market its oral insulin formulation through agreements with major pharmaceutical companies. While the Company is engaged in discussions with several companies concerning licensing and distribution agreements, it has not yet entered into any such agreements.

     The Company intends to produce the quantities of its oral insulin formulation required for clinical trials, and for commercial sales in South America, from Company-owned facilities which it established this year in the Toronto area. Longer term, the Company intends to expand its manufacturing capabilities in Canada, and to establish regional manufacturing facilities to service commercial markets as the Company obtains clearances to market.

     Other Large Molecule Drugs: The Company believes that its large molecule drug oral delivery technology is a "platform" technology that can be used successfully with a significant number of large molecule pharmaceuticals besides insulin. In each case, oral administration of the drug would be expected to improve the quality of life of patients and patient compliance by reducing or eliminating the need for injections or intravenous administration.

     Due to its limited resources, to date the Company has not aggressively pursued collaborative projects to evaluate the efficacy of its drug delivery technology with other proprietary products. The Company is discussing with prospective collaborative partners a number of research projects involving human growth hormones, monoclonal antibodies, fertility hormones, animal growth hormones and others.

     Other Drug Delivery Technology: The Company owns intellectual property which relates to other drug delivery technologies, including biodegradable polymer microspheres drug delivery, liposome drug delivery and controlled release of drugs in tablet, capsule and liquid forms. The Company has not made a substantial effort to develop commercial applications for these other technologies, but, rather, has focused its efforts on developing its oral insulin formulation and identifying other potential commercial applications of its large molecule drug oral delivery technology.

     Plan of Operation: The Company's plan of operation for the remainder of its 1998-1999 fiscal year is to focus on the following programs and objectives:

    o to continue its program of clinical trials for its oral insulin product, as described above;

    o to initiate research on additional applications of its large molecule drug delivery technology;

    o to expand the capacity of a pilot manufacturing facility in Toronto at an estimated cost of $250,000;

    o to the extent that adequate resources are available after funding its clinical programs and the expansion of its pilot manufacturing facility, to complete the development of and to equip additional testing, administrative and manufacturing facilities in the Toronto area;

    o to recruit additional scientific, manufacturing and administrative personnel to staff its expanded operations; and

    o to enter into one or more marketing agreements for its oral insulin product.

               Item 1(b) Industry Segment Financial Information

     The Company is in the development stage and has not yet generated any revenues from operations. At this time, the Company believes that its future business operations will be within a single industry segment and, for the foreseeable future, involve a single class of products.

                        Item 1(c) Description of Business

                  Item 1(c)(i) Principal products and services

     The Company is engaged in the development and commercialization of proprietary drug delivery technologies. The Company's prior research and development efforts to date have focused on the oral administration of large molecule drugs. Within this category, the first product for which the Company has sought regulatory approvals to market is a liquid formulation of insulin for the treatment of diabetes. The product is designed to be administered by the patient orally hand-held metered dosage applicator which the Company has developed for this purpose.

     As described below, the Company believes that its large molecule drug delivery technology can be used to administer a significant number of other active pharmaceutical agents in addition to insulin. The Company also has intellectual property which relates to other drug delivery technologies. See "Other Delivery Technologies" below.

Oral Insulin Product

     Background - Insulin Therapy for Diabetes: The term diabetes refers to a disease that is characterized by abnormally high levels of glucose in the blood as a result of defects in the complex relationship between glucose metabolism and insulin secretion. When glucose is abundant, it is converted into fat (triglycerides) and stored in the adipose tissue for use when food is not available. When glucose is not available from food, triglycerides in the adipose tissue are broken down into free fatty acids that stimulate glucose production by the liver. Insulin, which is secreted by the pancreas, plays an important role in regulating the level of glucose in the blood stream. In a healthy metabolic state, a balance is maintained between insulin secretion and glucose metabolism.

     Type 1 diabetes (juvenile onset diabetes or insulin dependent diabetes) is believed to result from the impaired function of the pancreas. In Type 1 diabetes, the pancreas produces no insulin and patients typically inject insulin three to five times per day to regulate blood glucose levels. Type 1 diabetic patients represent approximately 10% of the total diabetic population and about 30% of the total insulin that is used.

     Type 2 diabetes (adult onset or noninsulin dependent diabetes mellitus) is believed to involve a defect referred to as "insulin resistance" in which the body cannot utilize insulin effectively. This condition leads to excessive blood levels of glucose (hyperglycemia). Many researchers believe that Type 2 diabetics develop insulin resistance first, then impaired glucose tolerance, and finally insulin dependent diabetes. In a portion of the population the ability to control blood glucose is lost over time, despite increased insulin production, as insulin resistance increases. At this stage, such persons are considered impaired glucose tolerant, a condition characterized by normal blood glucose levels before eating and hyperglycemia after eating. A person who loses the ability to regulate blood glucose levels and exhibits persistent hyperglycemia is considered to suffer from Type 2 diabetes.

     When blood glucose levels are not controlled within a normal range, severe complications can result. Hyperglycemia over an extended period of time is believed to damage the walls of blood vessels, causing complications such as blindness from microvascular deterioration in the retina, loss of circulation in the extremities leading to amputation, coronary artery disease, and kidney failure. In addition, associated high blood levels of triglycerides, free fatty acids, and total cholesterol pose serious health risks to the diabetic and are believed to lead to cardiovascular disease, including coronary heart disease.

     After diagnosis, the first course of therapy for Type 2 diabetics generally is to try to control hyperglycemia through diet and exercise. If this fails to achieve glycemic control, the patient typically begins medication. The two leading medications for Type 2 diabetes traditionally have been insulin and a class of oral drugs called sulfonylureas. Each of these drugs reduces glucose levels by increasing serum insulin levels. Most patients initially take sulfonylureas, which work by stimulating the production of insulin in the pancreas. Many diabetics who take sulfonylureas still experience elevated blood glucose and lipid levels. Over time, many Type 2 diabetics taking sulfonylureas lose their ability to produce more insulin and control glucose levels.

     There is no known cure for diabetes, which the World Health Organization recently identified as the second largest cause of death by disease in North America. In North America, total diabetes treatment costs in 1998 are expected to exceed $100 billion, of which an estimated 50% will be direct costs such as medication, supplies and medical care, with the balance being indirect costs such as lost wages.

     Oral Insulin Research & Development. Insulin is a peptide hormone with a high molecular weight and, when administered orally, virtually no absorption occurs in the buccal cavity and gastrointestinal tract. As a result, substantially all insulin presently used in the treatment of diabetes is injected, usually using a disposable needle.

     The Company's development efforts have focused on finding a means to orally administer insulin. In the course of its research, the Company identified and evaluated numerous potential absorption enhancers in different combinations and concentrations. Initially, the Company conducted pre-clinical studies in rats and dogs to evaluate the clinical end point (glucose lowering) and efficacy of oral insulin formulations in comparison with injected insulin under fasting conditions. In the study with rats, the Company's oral insulin formulation showed glucose lowering (>96%) comparable to injected insulin. Plasma insulin levels exceeded 50% of levels found using injected insulin. The same formulation administered to dogs under fasting conditions showed glucose lowering (>96%) comparable to injected insulin, while insulin absorption exceeded 60% of the injected insulin benchmark.

     Beginning in January 1998, the Company conducted a number of studies in Ecuador with Type 1 diabetic patients, each of which involved a selection of between 8 and 10 patients, to evaluate the efficacy of its oral insulin formulation in humans in comparison with the injected insulin and placebos. The studies were conducted over periods of four or five days. In these studies, oral formulations containing 30, 40 and 50 units of insulin were shown to provide glucose lowering results similar to 10 units of injected insulin. With respect to bioavailability, the oral insulin formulations provided mean insulin absorption equivalent to the injected insulin.

     Concurrently with these studies of its oral insulin formulation, the Company also experimented with a number of delivery devices and techniques to orally deliver the formulation. In the earliest tests of the formulations, the test subjects administered the formulation directly to the mouth using a calibrated dropper, and then simply "swished" the formulation in their mouths for approximately three minutes before swallowing. Eventually, the Company settled on the use of an aerosol applicator which patients insert in the mouth and activate by depressing an actuator to deliver a precisely measured dose to the buccal cavity. The administration is virtually instantaneous. The spray is not intended to be inhaled, and patients are instructed not to breathe in when applying a "puff" of the product. Even if inhaled accidentally, no absorption of the formulation occurs in the lungs because of the droplet size delivered by the applicator.

     The aerosol applicator which the Company has developed to administer its oral insulin formulation is approximately 3.25 inches long, has a diameter of approximately one inch, and, when filled with the formulation, weighs approximately 4.5 ounces. Thus, it is easily and conveniently carried and stored. Based on test results to date, the formulation within the applicator is stable and remains effective at room temperature for over 150 days, well in excess of the 5-day supply which typically would be contained in the applicator. The Company believes that the convenient size of the applicator, the stability of the oral insulin formulation at room temperature, and the ease and pain-free nature of administration of the product by patients will make its oral insulin formulation the product of choice for diabetics.

     On the basis of its test results in Ecuador and other pre-clinical data, the Company made an Investigational New Drug submission (an "IND") to the Health Protection Branch (the "HPB") in Canada (Canada's equivalent to the FDA) in July 1998, and received permission from the HPB to proceed with Phase II clinical trials in September 1998. The Company started these trials in November 1998, and they are now in progress.

     The Company filed an IND with the FDA in October 1998, and in November 1998 received FDA approval to proceed with human trials. The Company expects to begin Phase II trials in the United States in December 1998.

     The Company also is conducting additional clinical trials in Ecuador. These trials are scheduled to begin in February or March 1999, will involve approximately 36 to 40 patients initially, and approximately 200 patients eventually, and are expected to extend over a period of three months. These tests are not necessary for the Company to obtain final regulatory approval to market its oral insulation formulation in Ecuador, which approvals are expected in the first calendar quarter of 1999. Rather, these tests will provide additional data relating to extended term use of the product that will be useful in seeking regulatory approvals in the United States, Canada and other countries.

Other Large Molecule Drug Projects.

     As noted previously, the Company believes that its large molecule drug delivery system is appropriate for a variety of other drugs. The Company has numerous extensive discussions of possible research collaborations with pharmaceutical companies concerning the use of the Company's large molecule drug delivery technology with the prospective research partner's proprietary products, including monoclonal antibodies, human growth hormone, fertility hormone, and others. The Company has not aggressively pursued these relationships, however, since it preferred to focus its limited financial and other resources on the development of its oral insulin formulation. An earlier project with Centocor, Inc., conducted in late 1997, in which mice were dosed orally with a monoclonal antibody provided by Centocor, produced results which were positive, from the Company's standpoint, but neither the Company nor Centocor has made any move to continue the research.

     The Company expects to enter into one or more collaborative research agreements in the first calendar quarter of 1999. At this time, the Company is unable to predict the progress or outcome of any collaborative research project. At least initially, the Company will continue to be constrained in pursuing these additional research projects by limited financial and other resources.

Manufacturing.

     The Company plans to retain the manufacture of its oral insulin formulation, while relying on industry partners for marketing and distribution.

     The Company produced the formulation needed for its clinical studies in a Good Laboratory Practice environment consistent with applicable regulatory guidelines. The Company has now equipped a Company-owned pilot facility in Toronto which is capable of preparing formulation for, filling and shipping approximately 500 applicators per daily, eight-hour shift. The Company estimates that its cost to equip, test and start up this initial production facility, including facility design and personnel training, was approximately $465,000.

     The Company believes that its pilot facility, with the addition of a second production line, will be able to produce sufficient product for its clinical program in the United States, Canada and Ecuador, and to initiate commercial distribution on a limited scale in South America. The cost to duplicate the initial "production line" will be less than the cost for the initial line since substantially all design costs would be eliminated and the same testing and quality assurance equipment will be used by both lines.

     The Company also plans to equip and start up full scale manufacturing facilities in Brampton, Ontario, and Mississauga, Ontario, both of which are within 25 miles from downtown Toronto. These facilities also are Company-owned. The Company believes that the Brampton facility can be placed into production in mid-1999, and that the Mississauga facility can be placed into production in mid-2000. At the present time, however, the Company does not foresee a need to place these facilities into production before 2000.

     Based on its experience with its in Canadian facilities, the Company's present business plan is to establish a manufacturing capability in South America, to serve that market, and eventually to add manufacturing capacity as and where required. The Company has acquired a building site in a "duty free" zone in Ecuador for a South American manufacturing facility, but has taken no other steps at this time to establish any manufacturing capability outside Canada.

     As indicated under the caption "Government Regulation" below, the Company's manufacturing facilities must comply with regulatory requirements of the host country and of countries to which product produced at the facility is exported. The Company believes that its pilot facility will be in compliance with Good Manufacturing Practices in January 1999, and expects to seek approval of the facility from Canada's Health Protection Branch at that time.

Marketing

     The Company's marketing options include selling its drug delivery technology outright (for all applications or certain applications only), licensing one or more companies to market products based upon the technology, or to market products directly through a sales force comprised of Company staff and independent distributors. At the present time, the Company plans to establish joint ventures or licensing agreements for marketing its products. With respect to its oral insulin product, the Company expects to enter into one or more marketing agreements before commencing Phase III trials in the United States and Canada, which the Company now expects to begin in the second half of calendar 1999.

     The Company believes that marketing requirements for its oral insulin product will be significantly less than those generally associated with marketing opportunities of comparable magnitude since there is no requirement for missionary advertising (typically a long process used to introduce a new product or therapy) or to create a brand image in the face of strong competition from similar brands or technologies. As a consequence, the number of potential marketing or distribution partners for the Company increases substantially, as such prospective partners need not have an existing position in the diabetes treatment market. What is required, however, is a supply of insulin. At the present time, the world market for insulin is shared primarily by Eli Lilly & Company (US) and Novo Nordisk A/S (Denmark) which, together, produce approximately 90% to 95% of the world supply. The rest of the market is shared by a handful of other producers/sellers. See Item (c)(iii), "Sources and Availability of Raw Materials" below.

Government Regulation

     The Company's research and development activities, preclinical studies and clinical trials, and ultimately the manufacturing, marketing and labeling of its products, are subject to extensive regulation, primarily by FDA, in the United States. These activities also are regulated in other countries where the Company intends to test, manufacture and/or market its products.

     The steps required before a pharmaceutical agent may be marketed in the United States for use by humans include (a) preclinical laboratory, in vivo, and formulation studies; (b) the submission to FDA of an Investigational New Drug application ("IND"), which must become effective before human clinical trials may commence; (c) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug; (d) the submission of a New Drug Application ("NDA") to FDA; and (e) FDA approval of the NDA, including approval of all product labeling and advertising.

     Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to asses the potential safety and efficacy of each product. The results of the preclinical tests are submitted to FDA as part of an IND and are reviewed by FDA before the commencement of human clinical trials. Unless FDA objects to an IND, the IND becomes effective 30 days following its receipt by FDA.

     Clinical trials involve the administration of the investigational drug to humans under supervision of a qualified investigator. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety, and efficacy criteria to be evaluated. Each protocol must be submitted to FDA as part of the IND. Also, each clinical trial must be approved and conducted under the auspices of an Institutional Review Board, which will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution conducting the clinical trials.

     Clinical trials typically are conducted in three sequential phases (Phase I, II and III), but the phases may overlap. In Phase I clinical trials, the drug is tested in healthy human subjects for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and pharmacodynamics (clinical pharmacology). Phase II clinical trials are conducted in a limited patient population to gather evidence about the efficacy of the drug for specific, targeted indications; to determine dosage tolerance and optimal dosage; and to identify possible adverse effects and safety risks. When a compound has shown evidence of efficacy and an acceptable safety profile in Phase II trials, Phase III clinical trials are undertaken to evaluate clinical efficacy and to test for safety in an expanded patient population at geographically dispersed clinical trial sites. FDA and other regulatory authorities require the safety and efficacy of the Company's therapeutic product candidates must be supported through at least two adequate and well-controlled Phase III clinical trials. The conduct of clinical trials in general, and the performance of the Phase III clinical trial protocols in particular, are complex and difficult.

     In the United States, the results of preclinical studies and clinical trials, if successful, are submitted to FDA in an NDA to seek approval to market and commercialize the drug product for a specified use. FDA may deny an NDA if it believes that applicable regulatory criteria are not satisfied. FDA also may require additional testing for safety and efficacy of the drug.

     There is no assurance that any of the Company's product candidates will receive regulatory approvals for commercialization. Even if regulatory approvals for the Company's product candidates are obtained, however, the Company, its products, and the facilities manufacturing the Company's products are subject to continual review and periodic inspection. FDA will require post-marketing reporting to monitor the safety of the Company's products.

     To supply drug products for use in the United States, foreign and domestic manufacturing establishments must comply with FDA's Good Manufacturing Practices and are subject to periodic inspection by FDA or, in the case of products manufactured outside the United States, by regulatory authorities in the country in which the products manufactured under reciprocal agreements between the regulatory authorities in such countries and FDA. In complying with Good Manufacturing Standards, manufacturers must expend funds, time and effort in the area of production and quality control to ensure full technical compliance. FDA stringently applies regulatory standards for manufacturing, each United States drug manufacturing establishment must be registered with FDA. Failure to comply with regulations applicable to a pharmaceutical manufacturer or manufacturing facility may result in restrictions or sanctions such as warning letters, suspensions of regulatory approvals, operating restrictions, delays in obtaining new product approvals, withdrawals of the product from the market, product recalls, fines, injunctions and criminal prosecution.

     Before the Company is permitted to market any of its products outside of the United States, those products will be subject to regulatory approval similar to FDA requirements in the United States. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country, however, and FDA approval does not assure approval by regulatory authorities in other countries. In some countries the sale price of a drug product also must be approved. The pricing review period often begins after market approval is granted. Even if a foreign regulatory authority approves any of the Company's product candidates, there is no assurance that it will approve satisfactory prices for the products.

Risk Factors

     The Company's plans to develop and commercialize its technology and products are subject to numerous risks and uncertainties. As a result, there is no assurance that the Company will be able to obtain required regulatory clearances and approvals for its products, or that it will be able to develop and commercialize successfully any existing or potential product. Certain risks relating to the Company are described below:

     Forward Looking Statements. This Registration Statement contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "should", "anticipates" or comparable terminology . The future events or results referred to in forward-looking statements may not be achieved, and it is extremely unlikely that all of the Company's projects and products will develop as now planned. Numerous factors, including the risks and uncertainties described below, are likely to cause actual results to vary from the future results referred to in the Company's forward-looking statements, and the variations could be material and adverse to the Company's shareholders.

     Failure of Product Development and Commercialization Efforts. The Company is a development stage company and has not yet generated any revenues from operations. At the present time, the Company has no products approved for commercial sale by drug regulatory authorities, and only one product, its oral insulin formulation, for which it has begun the regulatory approval process. See "-- Government Regulation" above.

     Even if the Company obtains regulatory approvals for its oral insulin product and/or successfully develops and obtains regulatory approvals for other products, that does not necessarily mean that it will be successful in commercializing the products. Success in commercializing any such products would depend upon many factors beyond the Company's control, including acceptance by health care professionals and patients, and the availability, effectiveness and relative cost of alternative therapies.

     The difficulty and uncertainty associated with bringing any new drug product to market is further complicated in the Company's case since its proprietary technology concerns the delivery of other drugs. Thus, when the drug to be delivered is a proprietary product (e.g., fully synthetic human recombinant insulin in the case of the Company's oral insulin formulation), the Company requires the cooperation of the pharmaceutical companies which own the proprietary rights to the active pharmaceutical agent. In the case of insulin, Eli Lilly & Company ("Lilly") and Novo Nordisk A/S ("Novo Nordisk") dominate the manufacture and supply of insulin, with an estimated 90%-95% (together) of the world's supply of synthetic insulin. At the present time, the Company has no agreement or other understanding with Lilly, Novo Nordisk or any other major pharmaceutical company concerning insulin supply or other related matters. See
Item 1(c)(iii), "Sources and availability of raw materials" below.

     In order to achieve long term success, the Company must satisfactorily resolve the risks and uncertain to product development, regulation, commercialization and insulin supply referred to above. Inability to do so would substantially and adversely affect its shareholders.

     Future Capital Needs; Uncertainty Of Additional Funding. The Company has incurred substantial losses from operations through July 31, 1998, and expects to continue to incur substantial and increasing losses for at least another 12 to 18 months as its research and development efforts and pre-clinical and clinical testing programs expand, and as the Company equips, starts-up and, subsequently, scales up its manufacturing facilities. See Item 1(c)(i) - "Manufacturing" above, and Item 3, "Properties" below. These operations and losses have consumed substantial and increasing amounts of cash. The Company's negative cash flow from operations is expected to continue and to accelerate at least over the next 12 to 18 months as the Company requires funds:

    o     to pursue regulatory approvals for its oral insulin product;

    o to begin development of new applications of its large molecule drug oral delivery technology, and to conduct the clinical tests necessary to develop and refine the technologies and proposed products, if any;

    o     to conduct clinical trials;

    o     to establish and expand manufacturing facilities; and

    o     to market its products.


     The level of the Company's future capital requirements will depend on many factors, including: the rate and extent of progress in its clinical program and research and development activities; its ability to establish and maintain favorable collaborative arrangements with others as required; the time and costs involved in obtaining regulatory approvals; the cost of developing production capability; and filing, prosecuting, maintaining and enforcing patent claims. Whatever level of funding is required, it is certain that the Company will need to raise substantial additional capital to fund its operations over the next 12 to 18 months.

     There is no assurance that the Company will be able to obtain additional financing as and when required, on acceptable terms or at all. If additional funds are raised by issuing equity securities, substantial dilution to shareholders may result. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research, development or other programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to technologies, product candidates or products that the Company would not otherwise relinquish. See Item 2(b), "Management's Discussion and Analysis of Financial Condition and Results of Operations below.

     The Company Will Require Marketing and Other Assistance from Industry Partners. As indicated above, the Company is dependent to a certain extent on the cooperation of pharmaceutical companies which own proprietary drug products that are a candidate for use with the Company's drug delivery technology. Also, since the Company currently lacks the marketing and sales experience, personnel, distribution channels and other infrastructure needed to successfully commercialize products on its own, it plans to rely on one or more corporate partners possessing strong marketing and distribution resources to market its products. The Company does not have any arrangements for marketing its products at the present time. Failure to make satisfactory marketing arrangements would adversely affect the Company.

     Limited Manufacturing Experience. To date, the Company has produced its oral insulin formulation under laboratory conditions on the small scale needed for pre-clinical studies and early stage trials. To achieve the levels of production necessary to support late stage human clinical trials and for initial commercial sales of this product, the Company has established a pilot manufacturing capability in a Company-owned facility in Toronto. The Company intends to produce oral insulin product at this facility in sufficient quantities to satisfy its requirements for clinical testing, as well as for initial commercial sales in South America if and at such time as it receives regulatory approval to market the product in South America. To move beyond this level of manufacturing, however, to a level that would support a successful product launch in the United States, Canada and elsewhere, would require a very large (relatively speaking) "scale up" and expansion of the Company's manufacturing capabilities.

     Significant additional work and substantial additional funding will be required before the Company is in a position to produce its oral insulin product in large quantities. Staffing, manufacturing, regulatory and quality control problems are likely to arise in connection with any "scale up", and there is no assurance that the Company will be able to resolve those problems in a timely manner or at a commercially reasonable cost. A failure to surmount such problems could delay or prevent commercialization of the Company's oral insulin product.

     The Company intends to use one or more contract manufacturers to produce the metered dose applicator that is used to administer its oral insulin formulation. No contracts are in place, however, and there is no assurance that the Company will be able to enter into or maintain satisfactory contract manufacturing arrangements for the applicator.

     Dependence Upon Proprietary Technology. If it is successful in establishing the efficacy and competitiveness of its technology, the Company's long term success will depend in substantial part upon protecting the technology from infringement, misappropriation, duplication and discovery. The Company presently owns two US patent applications that cover its core large molecule drug delivery technology, one of which has been allowed, although the patent has not been formally issued by the patent office, and one of which is pending. The Company has five other patent applications pending, two of which are pending only in Canada. The Company expects to file additional patent applications which relate to its large molecule drug delivery technology and metered dosage applicator within the next several months.

     In addition to the patent and patent applications described above, the Company owns an indirect 50% interest in three patents held by Centrum Biotechnologies, Inc., an Ontario corporation which is 50% owned by Dr. Modi and to which these three patents (the "Centrum Patents") were assigned by Dr. Modi prior to his association with the Company. Two of the Centrum Patents (one covering oral and intranasal delivery of proteinic drugs in liquid formulations, and the other covering biodegradable polymer microspheres) represent the results of earlier phases of Dr. Modi's research into large molecule oral drug delivery technologies. See Item 1(c)(iv), "Patents, trademarks, licenses, etc." below.

     There is no assurance that any of the Company's pending patent applications will result in a patent being issued, or that any patent of the Company that now is or later may be issued is or will be valid, enforceable, or offer meaningful protection from or advantage over competitors using similar or competitive technology. Although issued patents are presumed valid under federal law, none of the Company's patents has been challenged in litigation, and there is no assurance that any of such patents would be found valid if challenged.

     The Company is not aware of any patent or other intellectual property claims by others that would materially affect its ability to use, and license others to use, any of its drug delivery technologies. Since pending United States patent applications are maintained in secret until they are issued as patents, however, they cannot be searched as such by the Company. Accordingly, there may be pending applications filed by others which might later issue as patents and create infringement issues for the Company. With specific reference to the Centrum Patents, the Company does not believe that its other patents infringe, or that patents it has applied for if issued will infringe, upon the Centrum Patents. There is no assurance, however, that the manufacture, use or sale of the Company's oral insulin formulation or future product candidates will not infringe existing patent rights of Centrum or others. The Company may be unable to avoid infringement of those patents and may have to seek a license, defend an infringement actions, or challenge the validity of the patents in court. There is no assurance that the Company would be able to obtain a license on acceptable terms if required, or prevail in any patent litigation, or that the Company would have sufficient resources to aggressively pursue such litigation that became necessary. If the Company were found liable for infringement, it could be responsible for significant money damages, encounter significant delays in bringing products to market, or be precluded from participating in the manufacture, use or sale of products or methods of treatment covered by such patents.

     The Company pursues a policy of requiring its officers, employees, consultants, advisors and potential research partners to agree that confidential information developed or disclosed during the course of the relationship will be kept confidential, except in specified circumstances, and to protect the Company's interest in inventions, etc. developed in the course of the relationship. Such agreements are difficult to police and enforce, however, and there is no assurance that these agreements will provide meaningful protection for the Company's inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information, or in the case of competing claims to inventions.

     Dependence Upon Existing Management; Need for Additional Technical And Management Personnel. The Company is highly dependent upon a very limited scientific and management staff. At the present time, the Company does not have fixed term agreements with any of its principal officers, other than Pankaj Modi. While the Company does have a fixed contract with Dr. Modi that extends until December 31, 2004, this agreement cannot guarantee Dr. Modi's continued availability. The Company carries a $10 million "key man" life insurance policy on Dr. Modi. It does not own life insurance on any other officer.

     The Company also uses non-employee consultants to a significant extent to assist it in formulating research and development strategy, in preparing regulatory submissions, in developing protocols for clinical trials, and in designing, equipping and staffing its manufacturing facilities. These consultants and advisors usually have the right to terminate their relationships with the Company on short notice. Loss of key personnel and/or termination of key consulting arrangements could jeopardize the Company's business plans.

     To continue and accelerate its product development and commercialization plans, the Company will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation and manufacturing. The Company also expects to require additional executive and administrative personnel. Retaining and attracting qualified personnel, consultants and advisors will be critical to the Company's success. The Company will face particularly stiff competition for qualified scientific and technical personnel from pharmaceutical, biotechnology and drug delivery companies, as well as universities and other research institutions. There is no assurance that the Company will be able to retain and attract the additional personnel that it will require, and its failure to do so would have a material adverse effect on its ability to develop and commercialize its products, and to properly manage and lead a growing publicly-owned company.

     Government Regulation. All medical devices and new drugs, including the Company's oral insulin formulation and other products that the Company may develop in the future, are subject to extensive and rigorous regulation by the federal government, principally the FDA, and by state and local governments. Such regulations govern the development, testing, manufacture, labeling, storage, premarket clearance or approval, advertising, promotion, sale and distribution of such products. The regulatory process for obtaining FDA premarket clearances or approvals for medical devices and drug products is generally lengthy, expensive and uncertain. Securing FDA marketing clearances and approvals usually requires the submission of extensive clinical data and supporting information to the FDA. Product clearances and approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of unforeseen problems following initial marketing.

     Medical devices or drug products that are marketed abroad also are subject to regulation by foreign governments. In Canada, the regulatory approval process is administered by the Health Protection Branch and is comparable to the procedure in the United States.

     The manufacture of drug products also is closely regulated by FDA in the United States, and by comparable regulatory agencies in other countries.

     There is no assurance that the Company will be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for its products. Delays in receipt or failure to receive such clearances or approvals or failure to comply with existing or future regulatory requirements with respect to products or product manufacture would have a material adverse effect on the Company.

     Highly Competitive Markets; Risk Of Alternative Therapies. The pharmaceutical, biotechnology and medical device industries are highly competitive and rapidly evolving. The Company's success will depend on its ability to successfully develop products and technologies for drug delivery and especially, for the foreseeable future, products for oral delivery of insulin and other large molecule drugs.

     The Company will be in competition with pharmaceutical, biotechnology and drug delivery companies and other entities engaged in the development of alternative drug delivery systems or new drug research and testing, as well as with entities producing and developing injectable drugs that provide alternative therapies. The Company is aware of a number of companies currently seeking to develop new products and non-invasive alternatives to injectable drug delivery, including oral, intranasal, transdermal and inhalation delivery systems. Most of these competitors are themselves better financed than the Company is at the present time, and many have commitments from or arrangements with major pharmaceutical companies for financial, technical and marketing assistance. Without proper financial, technical and marketing support, the Company could fail to compete successfully with these companies, irrespective of the relative merits of its products. For additional information, see Item 1(c)(x), "Competition" below.

     Pending Litigation. Sands Brothers & Co. Ltd., a New York City-based investment banking and brokerage firm, initiated an arbitration against the Company under New York Stock Exchange rules on October 2, 1998, based upon a claim that it (Sands) has the right to purchase, for nominal consideration, approximately 1.5 million shares of the Company's Common Stock. This claim is based upon an October 1997 letter purportedly confirming the terms of an agreement appointing Sands as the exclusive financial advisor to Generex Pharmaceuticals, Inc. ("GPI"), a wholly owned subsidiary of the Company, and granting Sands the right to receive shares then representing 17% of the outstanding capital stock of GPI which, following the acquisition of GPI by the Company, would represent the Company's Common Stock as an inducement to act in that capacity under the purported agreement. Sands also claims that it is entitled to approximately 460,000 additional shares of the Company as a result of the Company's acquisition of GPI, and $144,000 in fees under the terms of the purported agreement. If Sands were to prevail on its claims, it would acquire shares representing approximately 13% of the Company's outstanding Common Stock, and existing shareholders' interests would be proportionately diluted by that amount.

     The arbitration process is at an early stage and the Company is unable to predict the outcome at this time. If and to the extent that Sands were to succeed in its claim, the interests of the Company's present shareholders would be diluted. See Item 8, "Legal Proceedings" below.

     Exposure To Product Liability. The research, development and commercialization of therapeutic products and medical devices entails significant product liability risks. The use of its products in clinical trials and the commercial sale of such products may expose the Company to liability claims. These claims might be made directly by consumers or by pharmaceutical companies or others selling such products. Companies often address the exposure of such risk by obtaining product liability insurance. The Company has obtained limited product liability insurance ($2 million per occurrence, $2 million total coverage), but there can be no assurance that the Company will be able to continue to obtain such insurance on acceptable terms or that the product liability insurance which the Company does obtain will be sufficient to protect it from material loss if significant product liability claims are made against the Company.

     Possible Stock Price Volatility. The trading price of the Company's Common Stock and the price at which the Company may sell securities in the future could be subject to large fluctuations in response to announcements of research activities, technological innovations or new products by the Company or its competitors, changes in government regulations, developments concerning proprietary rights, formation or termination of corporate alliances, variations in operating results, litigation, results of clinical trials of the Company's or its competitors' products, FDA approval or denial of Investigational New Drug applications, other FDA action or inaction or similar actions or inaction by FDA counterparts in other countries, general market and economic conditions and other events. The possibility of price volatility in price may make the Company's Common Stock an unsuitable investment for persons who, for personal reasons, could be required to sell, at a time when the market price for the Common Stock was depressed for reasons not related to the long term value of the Common Stock.

     Anti-Takeover Provisions. Until December 31, 2000, after which such shares can be redeemed by the Company, holders of the Company's Special Voting Rights Preferred Stock can prevent any change of control of the Company that does have their support. See Item 11, "Description of Securities, etc. - Special Voting Rights Preferred Stock". In addition, certain provisions of the Company's Articles of Incorporation and the Idaho Business Corporation Act may be deemed to have "anti-take-over" effects in that they could delay, defer or prevent a takeover attempt that a shareholder might consider to be in the Company's or the shareholders' best interests. For example, the ability of the Company's Board of Directors to designate series of Preferred Stock without any vote or action by the Company's stockholders could be considered an "anti-takeover" device, since the terms of Preferred Stock which might be issued could contain terms which could contain special voting rights or increase the costs of acquiring the Company. See Item 11, "Description of Securities, etc. - 'Anti-Takeover' Provisions" below.

     Market Overhang. As of December 9, 1998, the Company had 13,305,109 shares of Common Stock which were outstanding, or sold and pending issuance, of which approximately 12,300,109 shares, or approximately 92% of the total, were, or when issued will be, "restricted securities" which had not been registered with the Securities and Exchange Commission or any state securities agency and as to which future sales in the United States were restricted. The remaining shares of the Company's outstanding Common Stock are not restricted and are immediately saleable in the United States, without restriction, by their owners.

     Approximately 9,334,118 shares of the Company's restricted Common Stock will become saleable between the date of this Registration Statement and January 17, 1999, under Rule 144 under the Securities Act of 1933, provided the seller complies with the manner of sale and other conditions and limitations of that Rule. A majority of those shares (5,021,317 shares) is owned by executive officers and directors of the Company. Rule 144 also requires that specified information concerning the Company must be available to the public at the time any such sale is made.

     A substantial increase in the number of shares that can be publicly sold by the holders of such shares could negatively impact the market price for the Company's Common Stock as such shares are sold, or as they become readily saleable because of the perception that they may be sold in large numbers.

     Impact of Future Issuance of Capital Stock. The Company has 50,000,000 shares of Common Stock authorized, of which 13,305,109 shares were outstanding or sold and in the process of being issued at December 9, 1998, and 1,711,362 shares of Common Stock have been reserved for issuance upon the exercise of outstanding warrants and options. The Company also has authorized 1,000,000 shares of Preferred Stock, none of which are presently outstanding. Although the Board of Directors of the Company has no present intention to do so, it has the authority, without action by the shareholders, to issue authorized and unissued shares of Common Stock or Preferred Stock. Issuance of additional shares of Common Stock or shares of Preferred Stock could dilute the equity interests, and adversely affect the voting rights, of existing holders of Common Stock.

                 Item 1(c)(ii) Status of new products announced

     The Company's oral insulin formulation is the only product as to which it has made any public announcement. Information concerning the status of this product is set forth above in Item 1(c)(i), "Principal Products and Services - Oral Insulin Research and Development".

            Item 1(c)(iii) Sources and availability of raw materials

     With the exception of insulin, all of the products required to make the Company's oral insulin formulation are non-proprietary and in plentiful supply. The propellant used in the Company's metered dose applicator is a proprietary product, but is available from several suppliers and, in the quantities which the Company requires, the Company does not anticipate any supply difficulties.

     With respect to insulin, there are limited sources of supply. Eli Lilly & Company and Novo Nordisk A/S together produce approximately 90% to 95% of the world insulin supply, and are the only sources of a fully synthetic human recombinant insulin that is approved for sale in the United States. The only other Company which has a significant share of the world insulin market is Hoescht Marion Roussel ("HMR"), which has approximately 40% of the German market, and limited sales elsewhere, but presently does not have an insulin product that is approved for sale in the United States.

     At the present time, the Company is using insulin obtained from retail supply sources. The Company also has received limited quantities of insulin from certain insulin producers for use in clinical studies and for other non-commercial purposes. In order to obtain wide distribution of its oral insulin product, however, the Company will be required to secure a direct supply of insulin in commercial quantities. The Company has discussed insulin supply with Lilly and Novo Nordisk, as well as HMR and other pharmaceutical companies which do not now have a significant share of the world insulin market or an insulin product that is approved for sale in the United States. The Company does not now have a supply agreement for commercial quantities of insulin, however, and inability to obtain an adequate supply of insulin would severely and adversely affect the Company's prospects.

                Item 1(c)(iv) Patents, trademarks, licenses, etc.

     At present, the Company holds two US patent applications which cover its core large molecule drug delivery technology, one of which has been allowed and the other of which is pending. The Company has five other patent applications pending, two of which are pending only in Canada. The Company expects to file additional patent applications in the next several months which will relate to its core technology and the metered dose applicator used to administer its oral insulin formulation. All of the Company's patents are the result of original research and discoveries by Pankaj Modi, the Company's Vice President, Research and Development. See Item 5, "Directors and Executive Officers" below.

     In October 1996, the Company entered into a Consulting Agreement with Dr. Modi pursuant to which, among other things, Dr. Modi assigned to the Company his entire right, title and interest in and to all inventions, ideas, designs and discoveries made by him during the term of such Agreements which relate in any manner to the development, manufacturing, marketing, distribution and sale of generic drug products, including, without limitation, controlled release drugs, topical insulin, intra-nasal insulin and liposome creams. Concurrently with execution of this Consulting Agreement, Dr. Modi and the Company entered into an Assignment and Assumption Agreement pursuant to which Dr. Modi assigned to the Company his interests in and to specific drug delivery systems, controlled release drug delivery systems and technology patents invented/discovered/conceived by Dr. Modi prior to the execution of the Agreement, including all of his interests in three patents (the "Centrum Patents") covering oral and intranasal delivery of proteinic drugs in liquid formulations, biodegradable polymer microspheres and controlled release of drugs or hormones from biodegradable polymer microspheres which previously had been assigned to Centrum Biotechnologies, Inc., a Canadian company which at that time was 50% owned by Dr. Modi. Pursuant to the Assignment and Assumption Agreement, the Company has since acquired Dr. Modi's interest in Centrum Biotechnologies for no additional consideration.

     Dr. Modi's research activities since October 1996, with the Company's financial support, have developed formulations and procedures including the Company's oral insulin formulation, which, the Company believes, are outside the scope of the patents, etc., assigned to it by Dr. Modi and which, in particular, are not covered by and would not infringe any of the Centrum Patents. At this time, however, the Company has not obtained any formal legal opinions that Dr. Modi's subsequent inventions and discoveries do not infringe any of the Centrum Patents which, as indicated above, are only 50% owned by the Company. At this time, there can be no assurance that the Company's present oral drug delivery technology for insulin and other drug delivery technology does not infringe one or more of the Centrum Patents.

     The patent positions of biotechnology and pharmaceutical companies, including the Company, are highly uncertain and involve complex legal and factual questions. There is no assurance that patents will issue from the patent applications filed by the Company or that the scope of any claims granted in any patent will provide proprietary protection or a competitive advantage to the Company. Nor can there be any assurance that the validity or enforceability of patents issued or licensed to the Company will not be challenged by others or that, if challenged, a court will find the patents to be valid and enforceable. In addition, there is no assurance that competitors will not be able to circumvent any patents issued or licensed to the Company. In the United States, patent applications are maintained in secrecy until patents issue, and publications in the scientific and patent literature lag behind actual discoveries. As a result, the Company cannot be certain that its scientists were the first to make inventions covered by its patents and patent applications. If a third party has also filed a patent application for the Company's inventions, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention. Moreover, patent interference proceedings would be lengthy and expensive, even if the outcome is favorable to the Company. While no patent that could be potentially infringed by manufacture, use or sale of the Company's product candidates in the fields of Type 1 and Type 2 diabetes has come to the attention of the Company, the Company's product candidates are still in the development stage, and neither its formulations nor its method of manufacture have been finalized.

     The Company also relies on trade secrets and other unpatented proprietary information in its product development activities. The Company seeks to protect trade secrets and proprietary knowledge, in part through confidentiality agreements with its employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants, or independent individuals or entities develop inventions or processes independently that may be applicable to unpatented proprietary information, disputes may arise about ownership of proprietary rights to those inventions and processes which would require protracted and costly litigation to resolve. Failure by the Company to obtain or maintain patent and trade secret protection, for any reason, would have a material adverse effect on the Company. See Item 1(c)(i), "Risk Factors - Dependence Upon Proprietary Technology".

     The Company has applied to register the trade names Oralgen(TM) in the United States, Canada, and other jurisdictions, and the name Oralin(TM) in Canada and other jurisdictions.

                            Item 1(c)(v) Seasonality

     There is not now, and the Company does not expect there to be in the future, a material seasonal aspect to its business.

       Item 1(c)(vi) Industry practices relative to working capital items

     At this point in its development, there are no industry specific working capital practices relevant to the Company.

                         Item 1(c)(vii) Major customers

     The Company has not yet commenced commercial operation. It anticipates that, in the future, its customers will consist principally of a limited number of companies which it licenses to use its technology and/or distribute its products.

                             Item 1(c)(viii) Backlog

     The Company has no backlog of sales.

                       Item 1(c)(ix) Government Contracts

     The Company is not now a party to any government contracts, nor has it sold any product in the past pursuant to any government contracts.

                            Item 1(c)(x) Competition

     Biotechnology and pharmaceutical companies, academic institutions, governmental agencies, and other public and private research organizations also conduct research, seek patent protection, and establish collaborative arrangements with commercial entities for product development and marketing. Products resulting from these activities may compete directly with any that the Company develops. These companies and institutions also compete with the Company in recruiting and retaining highly qualified scientific personnel. Many competitors and potential competitors have substantially greater scientific research and product development capabilities, as well as greater financial, marketing and human resources, than the Company.

     With respect to the Company's oral insulin formulation, numerous pharmaceutical and biotechnology companies are engaged in various stages of research, development and testing of alternatives to insulin therapy, as well as new means of administering insulin, including the following:

     Inhale Therapeutics has developed a technology utilizing a fine powder form of insulin that is administered using a proprietary inhalation device and absorbed in the deep lungs. Inhale has announced successful results using its inhalation techniques in Phase II clinical trials with Type 1 and Type 2 diabetics, and in November of this year announced that it had "kicked off" Phase III trials with an investigators meeting, which is to be followed with recruitment, enrollment and dosing of patients. The announcement did not disclose when actual dosing of patients was expected to begin.

     In November 1998, Pfizer, Inc., which has a collaboration agreement with Inhale, announced that it had entered into worldwide agreements to co-develop and co-promote the use of inhaled insulin with Hoechst Marion Roussel, a leading pharmaceutical-based health care company which has been making insulin for approximately 75 years, and is estimated to have a 40% share of the German insulin market.

     Cortecs International announced in late 1997 the results of two insulin studies with its proprietary product, "Macrulin", in an oral insulin capsule form and with a liquid version administered with a tube into the stomach. Cortecs claimed that these studies showed a significant lowering of glucose levels in Type 2 diabetic patients, and announced its intention to conduct multiple dose studies during 1998.

     Aradigm Corporation has announced a joint development agreement with Novo Nordisk A/S to jointly develop a pulmonary delivery system to administer insulin by inhalation, with the expectation that Phase II testing would begin in the second half of 1998. The delivery system is expected to be based on proprietary technologies to create aerosols from disposable unit-dose drug formulations and an "electronic inhaler" to deliver locally to the lung or systemically through the lung. Novo Nordisk is one of the two leading manufacturers of insulin in the world, the other being Eli Lilly & Company.

     Dura Pharmaceuticals and Eli Lilly & Company announced in September 1998 that they are collaborating to develop pulmonary delivery technology for insulin products based upon proprietary technology of Dura for the pulmonary delivery of peptides and proteins.

     Endorex Corporation has announced receipt of a patent for a technology for the oral administration of vaccines which it licenses from the Massachusetts Institute of Technology. The company said that the patent covered a vaccine delivery system that utilizes polymerized liposomes which it is developing through a joint venture with Elan Pharmaceutical Technologies, a company which specializes in drug delivery technologies and systems.

     In addition to competitive delivery systems for insulin, there are numerous products which have been approved for use in the treatment of Type 2 diabetics in place of or in addition to insulin therapy. These products include the following:

          Glucophage(R) is a proprietary product of Bristol-Myers Squibb Company that is used to improve glycemic control in diabetic subjects without increasing serum insulin levels. It is believed to work, at least in part, by reducing glucose output from the liver.

          Arcabose(R) is a proprietary product sold in the United States by Bayer Corporation. The product is sold in Europe under the tradename Glucobay(TM). Acarbose(R) reduces blood glucose levels primarily after meals by slowing down the digestion of carbohydrates and lengthening the time it takes for carbohydrates to convert to glucose.

          Rezulin(R) is a proprietary product sold by Warner Lambert for use as monotherapy or combination therapy for Type 2 diabetes. The product is believed to work in part by increasing the body's sensitivity to insulin.

          Prandin(TM) is a proprietary product sold by Novo Nordisk and Schering-Plough Corporation which has been approved by the FDA for monotherapy and adjunctive therapy for certain diabetic patients. The product is believed to act via calcium channels to stimulate insulin secretion.

     Virtually all of the Company's competitors have greater research and development capabilities, experience, manufacturing, marketing, sales, financial and managerial resources than the Company now has. The Company's competitors may succeed in developing competing technologies, in obtaining regulatory approval for products more rapidly than the Company and in gaining greater market acceptance of their products than the Company's products. There can be no assurance that developments by others will not render some or all of the Company's proposed products or technologies uncompetitive or obsolete, which could have a material adverse effect on the Company.

     The Company expects that competition among products approved for sale to treat diabetes will be based, among other things, on product safety, efficacy, ease of use, effect on co-morbid conditions, availability, price, marketing and distribution. The Company believes that the principal advantage of its oral insulin formulation will be ease of use, resulting in greater patient compliance. Possible negatives at this time are cost and availability.

               Item 1(c)(xi) Research and development expenditures

     In the period from inception (November 2, 1995) through the fiscal year ended July 31, 1998, the Company's expenditures on research and development (all of which were Company sponsored) were as follows: Years ended July 31, 1998 -- $876,404; and 1997 -- $727,479; period from inception (November 2, 1995 through July 31, 1996 -- $67,142.

                     Item 1(c)(xii) Environmental compliance

     The Company's manufacturing, research and development activities involve, or may involve, the controlled use of hazardous materials and chemicals. The Company believes that its procedures for handling and disposing of such materials comply with applicable governmental regulations. Risk of accidental contamination or injury from these materials cannot be eliminated. If such an accident occurs, the Company could be held liable for resulting damages, which could be material to the Company's financial condition and business. The Company will include an environmental assessment in the NDA in accordance with FDA regulations. The Company is also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens, and the handling of biohazardous materials. Additional laws and regulations affecting the Company may be adopted in the future. Any violation of, and the cost of compliance with, these laws and regulations could materially and adversely affect the Company.

     The Company does not believe that compliance with United States, Canadian and/or other environmental laws will have a material effect on the Company or the Company's capital or other expenditures in the current fiscal year or in the foreseeable future.

                            Item 1(c)(xiii) Employees

     As of December 11, 1998, the Company had 18 full-time employees, of which nine employees are executive and administrative, three are engaged in research and development activities, and six are employed in manufacturing and/or manufacturing supervision. None of the Company's employees is covered by a collective bargaining agreement, and the Company believes its employee relations are good.

                  Item 1(d) Revenues, etc. by Geographic Region

     Through the end of its last fiscal year, the Company had not received any revenues from operations. Substantially all of its assets were located and deployed in Canada, where the Company's principal operating subsidiary is located.

                          Item 2. FINANCIAL INFORMATION

                        Item 2(a) Selected Financial Data

                             SELECTED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected financial data set forth below as of and for the fiscal years ended July 31, 1996 and 1997, for the period from inception (November 2, 1995) to July 31, 1996, and cumulative from inception (November 2, 1995) to July 31, 1998, has been derived from the audited consolidated financial statements of the Company. The results of operations set forth below are not necessarily indicative of results to be expected for any future period. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company, including the notes thereto, included elsewhere in this Registration Statement.


                                                                                             For the       Cumulative
                                                                                             Period           From
                                                                                           November 2,     November 2,
                                                                For the Years Ended        1995 (Date      1995 (Date
                                                                     July 31,             of Inception)   of Inception)
                                                            ---------------------------    to July 31,     to July 31,
                                                                1998            1997          1996            1998
                                                            -----------     -----------   -------------   -------------
 STATEMENT OF OPERATIONS DATA:

   Revenues .............................................   $        --     $        --     $      --      $        --

   Research and development expense .....................       876,406         727,479        67,142        1,671,026
   General and administration expense ...................     3,673,909         628,064       296,281        4,598,254
                                                            -----------     -----------     ---------      -----------
   Total operating expenses .............................     4,550,313       1,355,543       363,423        6,269,279
                                                            -----------     -----------     ---------      -----------
   Other expense - interest .............................        63,291              --            --           63,291
                                                            -----------     -----------     ---------      -----------
   Net loss .............................................    (4,613,604)     (1,355,543)     (363,423)      (6,332,570)

   Basic and diluted net loss per common share ..........          (.46)           (.25)         (.40)            N/A
   Weighted average number of common shares
   outstanding ..........................................    10,078,875       5,512,840       903,972             N/A



                                                                 For the Year Ended
                                                                      July 31,
                                                              -------------------------
                                                                1998             1997
                                                              ---------       ---------
 BALANCE SHEET DATA:

   Working capital ......................................    $  488,904      $  289,839
   Total assets .........................................     5,219,684       3,672,775
   Total long-term debt (less current maturities) .......       528,506              --
   Total stockholders' equity ...........................     2,642,298       3,448,836

                Item 2(b) Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

     When used in this discussion, the words "expect(s)", "feels", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from the possible results described in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, and are urged to carefully review and consider the various disclosures elsewhere in this Prospectus which discuss factors which affect the Company's business, including the discussion under the caption "Risk Factors".

General

     The Company was incorporated in 1983 as Green Mt. P.S., Inc. In January 1998, the Company acquired all of the outstanding capital stock of Generex Pharmaceuticals, Inc. ("Generex Pharmaceuticals"), a Canadian corporation formed in November 1995 to engage in pharmaceutical and biotechnological research and other activities, and changed its corporate name to Generex Biotechnology Corporation. The acquisition was effected by the merger of GBT Delaware, Inc. a recently formed Delaware corporation which in October 1997 had acquired all of the outstanding capital stock of Generex Pharmaceuticals, with a wholly-owned subsidiary of the Company which had been formed for this transaction (the "Reverse Acquisition"). As a result of the Reverse Acquisition, the former shareholders of Generex Pharmaceuticals acquired a majority of the Company's outstanding capital stock and, for accounting purposes, GBT Delaware, Inc. was treated as the acquiring corporation. Thus, the historical financial statements of GBT Delaware, Inc., which, in essence, represented the historical financial statements of Generex Pharmaceuticals prior to the Reverse Acquisition date, are deemed to be the historical financial statements of the Company.

Results of Operations

Years ended July 31, 1998, 1997 and 1996

     The sole business of the Company is research, evaluation, development and commercialization of proprietary drug delivery technologies. The Company has been in the development stage since its inception and has not generated any operating revenues to date. Through July 31, 1998, it has accumulated substantial operating deficit as a result of research, development and general and administrative expenses incurred. These expenses have increased year to year, and increased substantially in the fiscal year ended July 31, 1998, primarily because of large increases in general and administrative expenses ($3,673,909 in the year ended July 31, 1998, versus $628,064 in the prior year).

     The increase in general and administrative expenses in the fiscal year ended July 31, 1998, was attributable primarily to increases in salaries ($570,230 in the year ended July 31, 1998, versus $77,806 in the prior fiscal year), professional fees ($527,941 versus $98,078) and consulting and other services paid for through the issuance of securities valued at $839,000, versus zero in the prior year. Certain of these expenses for professional services and consulting services were nonrecurring expenses related to the Company becoming a public company and to subsequent financing transactions. The potential decrease in general and administrative expenses in the current fiscal year, however, is expected to be offset by an increase in personnel expense and in research and development expenses, primarily in connection with clinical trials of the Company's oral insulin formulation in the United States and Canada. The Company anticipates research, development and administrative expenses approximately in the range of $1.5 to $2 million in the remainder of its current fiscal year.

     The Company also expects to receive its first revenues from product sales in the current fiscal year, from commercial sales of its oral insulin formulation in Ecuador. The Company has not yet received regulatory approvals to begin commercial distribution of this product in Ecuador, but expects to receive such approval in the first calendar quarter (the Company's third fiscal quarter) of 1999. The revenues derived from commercial operations in South America during the next fiscal year are not expected to be sufficient to defray all marketing, manufacturing and other expenses which the Company will incur in commencing those operations, and under no foreseeable circumstances will they significantly contribute to the funds necessary to conduct the Company's clinical programs in North America or contribute significantly to general and administrative expenses.

     The Company also may receive licensing income, or income in the nature of licensing income (e.g., "signing bonuses" or "advance royalties"), in connection with its entering into marketing and distribution agreements. Income from such sources, if received, would, in all likelihood, be material relative to the Company's total cash needs in the current fiscal year. The Company does not, however, have any commitments for such payments at the present time.

Liquidity and Capital Resources

     The Company has financed its operations primarily through private placements of equity securities.

     Prior to its acquisition by the Company in January 1998, Generex Pharmaceuticals raised approximately $5.2 million (net of financing costs and foreign currency translation adjustments) through the sale of shares of its common stock which, in connection with the Reverse Acquisition, were converted into 9,234,118 shares of the Company's Common Stock. Between the Reverse Acquisition date and July 31, 1998, the Company raised approximately $2.7 million of additional equity capital (after foreign currency translation adjustment and excluding the value of Common Stock and Warrants issued in payment for services) through the sale for cash of 1,407,253 shares of Common Stock and warrants to purchase 993,253 shares. An additional 224,901 shares of Common Stock and warrants to purchase 660,172 shares of Common Stock were issued for services.

     The Company's projected capital and operating costs in the current fiscal year (August 1, 1998 through July 31, 1999) exceeded its working capital at the beginning of the year by approximately $2.8 million. That difference was satisfied through additional equity capital received in the current fiscal year. Since July 31, 1998, through December 9, 1998, the Company received approximately $4 million in additional equity capital, net of cash expenses incurred in connection with such financing transactions, for which it has issued, or is committed to issue, a total of 1,107,353 shares of Common Stock. These totals do not include 61,801 shares issued in payment for services valued at $217,897, or 180,000 shares issued in settlement of an outstanding claim and valued at $738,000.

     The Company's cash on hand is sufficient to fund operations contemplated in the remainder of the current fiscal year. The Company expects to receive an additional $1 million in December 1998 under an existing subscription for Common Stock, although the subscriber is not committed to make the purchase. The bulk of the Company's cash needs beyond the current fiscal year are expected to be met from licensing income, contributions of marketing partners to clinical program costs and/or equity investment. The Company is in discussions with numerous potential financing sources, including investment banking firms and individual and institutional investors relative to additional equity capital, and major pharmaceutical companies concerning equity investments, marketing and other collaboration agreements that would, if entered into by the Company, result in the receipt of license fees, advance royalties or other "up front" payments, and/or contribution to the costs of conducting clinical trials. However, the Company has no commitments for financing of any kind at this time.

     Implementation of the Company's business plan beyond the current fiscal year will require the availability of sufficient funds from the sources described above. If funds are not available from these sources, or from alternative sources, the Company will be required to "scale back" or otherwise revise its business plan. Any significant scale back of operations or modification of the Company's business plan required due to a lack of funding could be expected to materially and adversely affect the Company's prospects.

Year 2000

     Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. Management has determined that the consequences of Year 2000 problems/issues will not have a material effect on the Company's business, results of operations or financial condition, without taking into account any efforts by the Company to avoid those consequences, except to the extent that the Company may be materially and adversely affected as a part of the general population by extreme consequences beyond its ability to influence, control or avoid, e.g. severe disruption of business and financial markets and institutions.

New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 1300 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 did not have a material impact on the Company's financial reporting.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for public business enterprises to report information about operating segments in annual financial statements and selected information in the notes thereto. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the year of adoption, but comparative information is required in the second year of application. The Company believes that the adoption of SFAS No. 131 will not have a material impact on the Company's financial reporting.

     In 1998, the FASB issued Statement of Financial Accounting Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 modifies the accounting for derivative and hedging activities and is effective for fiscal years beginning after December 15, 1999. The Company believes that the adoption of SFAS No. 133 will not have a material impact on the Company's financial reporting.

     In 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". The Company believes that the adoption of SOP 98-1 will not have a material impact on the Company's financial reporting.

            Item 2(c) Quantitative and Qualitative Disclosures About
                   Financial Derivative and Other Market Risks

     The Company employs no "hedging" strategies at the present time, and all of its cash deposits are denominated in US dollars. The only current risk that the Company faces is appreciation in the Canadian dollar relative to the US dollar, since most of its operations are now conducted in Canada.

                               Item 3. PROPERTIES

     The Company's executive and principal administrative offices occupy approximately 6,100 square feet of office space in the Business Centre at 33 Harbour Square in downtown Toronto, Ontario, Canada. The Business Centre, which comprises approximately 9,100 square feet of usable space, is owned by the Company. The space in the Centre that is not used by the Company is leased to third parties, although, under the terms upon which it acquired this space in December 1997, the former owner of the property retained the rental income from third party leases through 1998.

     The Company also has equipped and commenced production at a pilot manufacturing facility for its oral insulin formulation. This facility, which is owned by the Company, is located in Toronto, and consists of approximately 3,600 square feet of laboratory, manufacturing and storage place. At the present time, the Company has equipped and outfitted only approximately one-third of the usable space. As equipped, on a single shift, the facility has the capacity to prepare the oral insulin formulation for, and to fill and deliver, approximately 500 of the Company's metered dosage applicators per day. The Company believes that it can increase its single shift production capacity at this facility at modest cost (approximately $300,000) to approximately 1,000 applicators per day by installing a second production line.

     The Company also owns a 11,625 square foot building in Brampton, Ontario, approximately 25 miles outside Toronto, a second 13,500 square foot building in Mississauga, Ontario, about 20 miles from downtown Toronto, and a commercial building site in Manta, Ecuador. The Company has begun the preliminary work necessary to equip and start up the Brampton and Mississauga facilities to produce its oral insulin formulation and other products as they are developed. The building site in Ecuador is located in a "free trade" zone and the Company intends to establish an 18,000 square foot manufacturing facility at this location to serve the South American market. That project too is in the preliminary stage. The Company believes that, if required to do so, it will be able to place the Brampton facility "on line" by mid-1999, and the Mississauga and Manta, Ecuador facilities on line by mid-2000. At this time, the Company does not expect a need for manufacturing capabilities beyond its pilot facility until the year 2000.

     The Company's executive and administrative offices are encumbered by a purchase money mortgage in the original amount of $800,000 CAD, which is payable in March 2000, with interest only payable until then. The Company's pilot manufacturing facility is encumbered by a purchase money mortgage in the amount of $125,000 CAD, due on September 11, 1999, and payable interest only until then.

             Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

     The Company had 13,305,109 shares of Common Stock outstanding, or sold and pending issuance, at December 9, 1998. The following table sets forth certain information regarding the ownership of the Company's Common Stock as of such date, by (i) each of the Company's executive officers and directors, (ii) each other person known to the Company to be the beneficial owner of more than 5% of such shares of Common Stock, and (iii) all executive officers and directors as a group.

--------------------------------------------------------------------------------
           Name and Address                          Beneficial Ownership(1)(2)
--------------------------------------------------------------------------------
                                                      Number of         Percent
                                                     Shares (1)         of Total
------------------------------------------   ----------------------   ----------
(i)  Directors and Executive Officers
------------------------------------------   ----------------------   ----------
E. Mark Perri                                         1,545,317(3)       11.6%
33 Harbour Square, Ste. 3502
Toronto, Ontario
Canada M5J 2G2
------------------------------------------   ----------------------   ----------
Anna E. Gluskin                                       1,188,000(4)        8.9%
33 Harbour Square, Ste. 2409
Toronto, Ontario
Canada M5J 2G2
------------------------------------------   ----------------------   ----------
Rose C. Perri                                         1,188,000(4)        8.9%
33 Harbour Square, Ste. 2409
Toronto, Ontario
Canada M5J 2G2
------------------------------------------   ----------------------   ----------
Pankaj Modi, Ph.D.(3)                                 1,100,000(6)        8.3%
1928 Main Street West, Ste. 608
Hamilton, Ontario
------------------------------------------   ----------------------   ----------
Officers and directors as a group                        5,021,317       37.7%
(4 persons)
------------------------------------------   ----------------------   ----------
(ii) Other Beneficial Owners
------------------------------------------   ----------------------   ----------
EBI, Inc. In Trust                                    1,550,093(6)       11.7%
c/o Miller & Simons
First Floor, Butterfield Square
P.O. Box 260
Providencials
Turks and Calcos Islands, BWI
------------------------------------------   ----------------------   ----------
GHI, Inc. In Trust                                    2,500,000(7)       18.8%
c/o Miller & Simons
First Floor, Butterfield Square
P.O. Box 260
Providencials
Turks and Calcos Islands, BWI
------------------------------------------   ----------------------   ----------
Thompson Kernaghan                                    1,240,000(8)        8.9%
  & Co., Ltd.
365 Bay Street, 10th Floor
Toronto, Ontario
Canada  M5H 2V2
------------------------------------------   ----------------------   ----------

-------------------------
(1) Unless otherwise indicated, this column reflects shares (a) owned beneficially and of record, and/or (b) as to which the named party has sole voting power and investment power. This column also includes shares issuable upon the exercise of options, warrants or similar rights which are exercisable within 60 days from December 9, 1998.

(2) In computing the percentage of shares beneficially owned by any person, shares which the person has the right to acquire within 60 days from December 9, 1998, upon the exercise of options or other rights held by such person are deemed outstanding. Such shares are not deemed to be outstanding in computing the percentage ownership of any other person.

(3) Includes 25,993 shares owned beneficially and of record by Mr. Perri, and a total of 1,519,324 shares beneficially owned by Mr. Perri but owned of record by Golden Bull Estates, Ltd. (61,225 shares), EBI, Inc. (1,089,993 shares), GHI, Inc. (124,000 shares), Time Release Corp. (22,678 shares) and Goldenway Dynasty Inc. (221,428 shares). Does not include shares which Mr. Perri may be deemed to own beneficially based on his power to vote shares which are owned of record by GHI, Inc. and EBI, Inc., and owned beneficially by other shareholders. See Notes 7 and 8 below.

(4)      These shares are owned of record by GHI, Inc.  See Note 7 below.

(5) Dr. Modi also owns all of the outstanding shares of the Company's SVR Preferred Stock. See "Description of Securities - SVR Preferred Stock".

(6) These shares are beneficially owned by Mark Perri (1,089,993 shares) and certain non-affiliates of the Company. Mr. Perri has the sole power to vote the shares, but not investment power over shares that he does not beneficially own.

(7) These shares are beneficially owned by Mark Perri (124,000 shares), Anna Gluskin (1,188,000 shares) and Rose C. Perri (1,188,000 shares). Mr. Perri has the sole power to vote the shares, but not investment power over shares beneficially owned by Ms. Gluskin and Ms. Perri.

(8) Thompson Kernaghan & Co., Ltd., is a Canadian broker dealer and holds these shares for the benefit of certain partners, officers and clients of the firm. Such persons and entities may own additional shares of the Company's Common Stock in their own names or in other accounts. Includes 620,000 shares issuable upon exercise of the Company's Series A Redeemable Common Stock Purchase Warrants owned of record by Thompson Kernaghan & Co., Ltd.

                    Item 5. DIRECTORS AND EXECUTIVE OFFICERS

     The current executive officers and directors of the Company are as follows:

Name                   Age   Position
----                   ---   --------

E. Mark Perri          37    Chairman, Chief Financial Officer and a Director

Anna E. Gluskin        47    President, Chief Executive Officer and a Director

Pankaj Modi, Ph.D.     45    Vice President of Research & Development and a
                             Director

Rose C. Perri          31    Chief Operating Officer, Secretary, Treasurer
                             and a Director

     Mark Perri and Rose Perri are siblings. There are no other family relationships among the Company's officers and directors. Certain biographical information concerning the Company's executive officers follows:

     E. Mark Perri - Mr. Perri has served as the Company's Chairman and Chief Financial Officer since its acquisition of Generex Pharmaceuticals, Inc. ("GPI") in January 1998, and has held comparable positions with GPI since its inception in November 1995. Mr. Perri devotes approximately 90% of his time to his duties as Chairman. The remainder of his time is devoted to private business interests that are majority owned by Mr. Perri, his sister Rose, who also is an officer and director of the Company, other members of the Perri family and, in some cases, Anna Gluskin, who is President, Chief Executive Officer and director of the Company. These interests include Golden Bull Estates, Ltd. and Perri Rentals which own, lease and/or operate commercial and residential real estate in the Toronto area, Angara Group Ltd., which is engaged in the manufacture and sale of chemicals, generic drugs and other products in Central America and republics of the former Soviet Union, and Perri International Inc. which holds interests in biotechnology companies in Europe. Mr. Perri also has minority interests in a number of private companies which do not require a significant investment of his time.

     Mr. Perri holds a Bachelor of Arts degree from the University of Waterloo and a University of Toronto Masters (MLS) designation.

     Anna E. Gluskin - Ms. Guskin has served as the Company's President and Chief Executive Officer since its acquisition of GPI, and prior to that time held comparable positions with GPI. Prior to her association with the Company, Ms. Gluskin was primarily engaged in the real estate business in the Toronto area. Since August 1997, Ms. Gluskin has served as Chairman of Interlock Consolidated, Inc., an inactive, non-trading Canadian public company that previously had engaged in the sale of prefabricated housing. Ms. Gluskin is also a minority shareholder of Golden Bull Estates, Ltd., and Angara Group, Ltd., private companies that are majority-owned by Mark and Rose Perri.

     Ms. Gluskin holds a Masters degree in Microbiology and Genetics from Moscow State University.

     Pankaj Modi, Ph.D. - Dr. Modi has served as a consultant to GPI and as its Director - Insulin Research, since October 1996, and as Vice President of Research and a director of the Company since its acquisition of GPI in January 1998. Prior to joining GPI, Dr. Modi was a Senior Research Scientist with Ross Laboratories for approximately 13 years.

     Dr. Modi was educated at the University of Bombay in India, where he received his Bachelor of Science degree in Biology, Physics and Chemistry in 1975. His post-graduate education is extensive and includes a Master of Science degree in Chemical Engineering (Brooklyn Polytechnic University, 1976); a Master of Science degree in Polymeric Materials/Biomedical Sciences (Brooklyn Polytechnic University, 1976); a Master of Business Administration degree (University of Dallas, 1978) and a Doctorate in Biomedical Sciences/Biopolymeric Materials (University of Toronto, 1992).

     Rose C. Perri - Ms. Perri has served as the Company's Secretary and Treasurer since January 1998, and as its Chief Operating Officer since August 1998. She has served as Secretary of GPI from its inception. Ms. Perri devotes a portion of her time (less than 10%) to business interests controlled by the Perri family, principally Perri Rentals, Inc.

     Ms. Perri graduated from the University of Toronto in 1990 with a Bachelor of Arts degree and completed the Business Administration Studies program at York University in 1993.

Scientific Advisory Board and Consultants

     The Company has established a Scientific Advisory Board to provide it with ongoing advise and counsel regarding research direction, product development, analysis of data and general counseling. The Company consults with individual members of this Board on a non-scheduled basis. Brief descriptions of the backgrounds of the Advisory Board members are set forth below.

     Jaime Guevara-Aguirre, M.D., Institute of Endocrinology, Metabolism and Reproduction, Quito, Ecuador. Dr. Jaime Guevara-Aguirre founded the Institute of Endocrinology, Metabolism and reproduction IEMIR in Quito, Ecuador in 1987 and continues to be a director. He has been involved extensively in medical research in such areas as growth hormone insensitivity, body and bone composition and insulin-like growth factor therapy.

     Dr. Guevara was a professor of Endocrinology for the Department of Internal Medicine, Central University, Quito, Ecuador between 1980-1994. He also serves as a director of Centro Medico de Neuro-Endocrinologia.

     Edward C. Keystone, M.D., F.R.C.P.(C), Chief, Rheumatic Disease Unit, Wellesley Hospital & Director, Division of Advanced Therapeutic Studies, The Toronto Wellesley Arthritis & Immune Disorder Research Centre, Toronto Hospital. Dr. Keystone is a certified specialist in both Internal Medicine and Rheumatology. Since 1992, he has served as the Director, Division of Rheumatology at the Wellesley Central Hospital in Toronto, Canada, In 1991, he became the Director of Research, Department of Medicine and was named the Assistant Chief of Medicine, positions he continues to hold at the hospital. He is a full professor in the Department of Medicine at the University of Toronto.

     Dr. Keystone is actively involved in conducting clinical research trials in rheumatoid arthritis with an emphasis on biological therapies. His research laboratory interest is in the immunopathologic processes contributing to the perpetuation of rheumatoid arthritis.

     Bhushan M. Kapur, Ph.D., C.Chem., F.R.S.C., F.A.C.B., F.C.A.C.B., Assistant Professor, Department of Laboratory Medicine and Pathology, University of Toronto. Dr. Kapur received his doctorate in organic chemistry from Basel University, Switzerland. He has been on the Faculty of Medicine at the University of Toronto since 1978.

     Dr. Kapur specializes in clinical biochemistry with particular emphasis on toxicology. He serves as a consulting toxicologist to the Hospital for Sick Children, Division of Pharmacology and Toxicology, in Toronto, and is the President of CliniTox, Inc., a company which provides consulting services in clinical biochemistry and toxicology.

     Sigmund Krajden, M.D., C.M., F.R.C.P.(C), Department of Medicine & Laboratory Medicine, St. Joseph's Health Centre, Toronto, Canada. Dr. Krajden received his medical degree in 1971 from McGill University, Montreal, Quebec and has trained in Quebec, Ontario and California. He specializes in the field of microbiology and infectious diseases and is currently the Director of the Medical Microbiology Department and Chief of Infectious Diseases at St. Joseph's Health Centre in Toronto, Canada. In addition, Dr. Krajden is an Assistant Professor at the University of Toronto.

     Arthur Krosnick, M.D., F.A.C.P., C.D.A., received his medical degree from Temple University School of Medicine, following which he served a rotating internship at Mercer Hospital, Trenton, New Jersey, and a three year residency in Internal Medicine, with emphasis on diabetes, at the Graduate and Presbyterian Hospitals of the University of Pennsylvania. Among his current appointments, Dr. Krosnick serves as Research Director, Joslin Center for Diabetes at St. Barnabas Hospital, Chairman of the New Jersey State Diabetes Advisory Counsel and the Advisory Committee on Diabetes, New Jersey State Department of Health, and Clinical Associate Professor, Department of Occupational and Environmental Medicine, Robert Wood Johnson Medical School.

     Dr. Krosnick is acting as the principal investigator for the Company's initial Phase II clinical trials in the United States.

     Pankaj Modi, Ph.D., Vice President, Research and Development and a Director of the Company. See "Management - Executive Officers and Directors".

     Kusiel Perlman, M.D., F.R.C.P.(C), Division of Endocrinology, Hospital for Sick Children, Toronto, Canada. Dr. Perlman received his medical degree from the University of Manitoba in 1972 and pursued post-graduate studies in the Department of Pediatrics at the University of Manitoba, Case Western Reserve University and the University of Toronto from 1973 to 1979. Presently, he is a Project Director in the Research Institute at the Hospital for Sick Children in Toronto. Concurrently, he is an Assistant Professor in the Division of Endocrinology at both The Hospital for Sick Children and the Toronto Hospital Corporation.

     Dr. Perlman's association with The Hospital for Sick Children in Toronto started in July 1978, where he received his training as a Clinical Fellow in Endocrinology (Pediatrics) and as a Research Fellow (Pediatrics). In 1980, Dr. Perlman was appointed as a Senior Research Associate and in 1988 became the director of the hospital's Clinical Investigation Unit.

     William Steinbrink, M.D., received his medical degree in 1974 from the Pittsburgh School of Medicine, and received his graduate training at Harvard Medical School, at Beth Israel Hospital in Boston, and at Western Pennsylvania Hospital in Pittsburgh. Dr. Steinbrink currently is on staff at the Department of Obstetrics and Gynecology at Harmot Medical Center and Saint Vincent Health Center in Erie, Pennsylvania and with Bayside Inc., a private clinic in Erie, Pennsylvania, specializing in obstetrics, gynecology and infertility. He is a Fellow of the American College of Obstetrics and Gynecology.

     Bernard Zinman, M.D.C.M., F.R.C.P.(C), F.A.C.P., Director of the Banting & Best Diabetes Centre, University of Toronto, Toronto, Canada. Dr. Zinman is a certified specialist in endocrinology and metabolism and is a Professor in the Department of Medicine at the University of Toronto. Since 1991, he has served as Head of the Division of Endocrinology and Metabolism at the Mount Sinai Hospital and The

Toronto Hospital in Toronto, Canada. Since 1993, Dr. Zinman has been the Director of the Banting and Best Diabetes Centre and is a Senior Scientist at The Samuel Lunefeld Research Institute.

     Dr. Zinman is acting as the principal investigator for the Canadian clinical trials of the Company's oral insulin formulation. Previously, he has acted as the principal investigator of the University of Toronto Diabetes Control and Complications Control Trial ("DCCT") Centre and headed the follow up of EDIC (Epidemiology) of Diabetes Intervention and Complication Toronto Centre. Between 1985 and 1994, he was Chair of the Treatment Committee (DCCT) for the National Institute of Health, a member of the Professional Practice Committee and Vice-Chair of the Exercise Council for the American Diabetes Association.

Other Key Employees and Consultants

     Slava Jarnitskii is the Financial Controller of the Company. He has been employed by the Company since January 1998, and by Generex Pharmaceuticals, Inc., since September 1996. Mr. Jarnitskii completed graduate studies at York University and received an MBA degree in September 1996.

     MQS, Inc., a Jamesburg, New Jersey-based consulting firm, has provided extensive services to the Company since May 1998, primarily in connection with establishing the Company's pilot manufacturing facility; designing the facilities to be located in Brampton and Mississauga, Ontario; designing and sourcing the components for the Company's metered dosage applicator; and the preparation of regulatory submissions in the United States and Canada.

Corporate Governance Standards

     The Company intends to apply to have its Common Stock approved for quotation on The Nasdaq Stock Market, Inc. National Market System ("Nasdaq NMS"). Issuers whose securities are quoted on the Nasdaq NMS are required to comply with certain corporate governance standards, including a requirement that at least two directors of the issuer be "independent" directors, and that the issuer have an audit committee, a majority of the members of which are "independent" directors. The Company does not have any independent directors at the present time, but expects to add a minimum of two independent directors to its Board of Directors within the next 60 days.

Limitation of Directors' Liability

     The Company's Articles of Incorporation provide that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. This limitation does not apply with respect to any action in which the director would be liable under the Idaho Business Corporation Act for authorizing illegal dividends, stock repurchase or redemptions. This limitation also does not apply with respect to any liability in which the director (i) intentionally harms the Company or its shareholders; (ii) violates the criminal laws; or (iii) derives an improper personal benefit.

     The Company also maintains directors and officers liability insurance which provides coverage of $1 million per loss, and $1 million per policy year.

     The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

                         Item 6. EXECUTIVE COMPENSATION

Compensation of Executive Officers

     Mark Perri, Rose Perri and Anna Gluskin are compensated indirectly by the Company through a management services agreement of indefinite term between the Company and a management firm of which they are equal owners. At the present time, their combined compensation through this arrangement is $420,000 CAD per annum (approximately $277,500 US).

     The following table sets forth information concerning compensation paid to Anna Gluskin as President and Chief Executive Officer of the Company in the fiscal year ended July 31, 1998. No officer received compensation in excess of $100,000 in the fiscal year ended July 31, 1998. Mark Perri, Rose Perri and Anna Gluskin have all received substantial economic and other benefits, however, through non-interest bearing loans from the Company. See Item 7, "Certain Relationships and Related Transactions" below.

                           Summary Compensation Table

                                     Annual Compensation                 Long-Term Compensation
                             ------------------------------------ --------------------------------------
                                                                     Awards                   Payouts
                                                                  --------------------------------------
                                                                               Securities
                                                        Other                     Under-
                                                        Annual     Restricted     lying                   All Other
     Name and                                          Compen-       Stock       Options/       LTIP        Compen-
    Principal                   Salary       Bonus     sation       Award(s)       SARs        Payouts      sation
     Position       Year          ($)         ($)        ($)           ($)          (#)          ($)          ($)
       (a)          (b)           (c)         (d)        (e)           (f)          (g)          (h)          (i)
------------------- -------- -------------- -------- ------------ ------------ ------------ ------------ ------------

Anna E. Gluskin,     1997      92,488(1)      -0-        (2)          -0-          -0-          -0-          -0-
Chief Executive
Officer
------------------- -------- -------------- -------- ------------ ------------ ------------ ------------ ------------

(1) Based on the Canadian/US dollar exchange rate on July 31, 1998. Ms. Gluskin was compensated for her services to the Company in the fiscal year ended July 31, 1998, through a management company of which she is a one-third owner.

(2)  Less than $50,000.

Other Compensation, Directors' Compensation

     None of the Company's officers and directors received any options or stock appreciation rights ("SARs") during the fiscal year ended July 31, 1998, exercised any options or SARs during the year, or owned any options or SARs at year end.

     The Company has no long term incentive plans or defined benefit or actuarial pension plans or the like in force.

     None of the Company's directors received compensation in the past fiscal year for their services as directors.

             Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company was incorporated in 1983 as Green MT. P.S., Inc., and had been inactive for a number of years prior to January 1998 when it acquired Generex Pharmaceuticals, Inc. ("GPI") and changed its corporate name to "Generex Biotechnology Corporation". In connection with that transaction, GPI's historical shareholders acquired control of the Company, and the historical shareholders of the Company retained approximately 11% of the Company's outstanding capital stock.

     Prior to the Company's acquisition of GPI in January 1998, GPI, which was incorporated in November 1995, was a private company. Unless otherwise indicated, the transactions described below occurred prior to the Company's acquisition of GPI or pursuant to contractual arrangements entered into prior to that time.

     Real Estate Financing Transactions: In May 1997, EBI, Inc., a company controlled by Mark Perri, acquired shares of Common Stock of Generex Pharmaceuticals for $3 million (CAD) which, based on the exchange rate then in effect, represented approximately $2.1 million (US). These funds were restricted for use by GPI, initially to acquire an insulin research facility and subsequently amended to permit use to acquire properties used for manufacturing the Company's oral insulin product and other proprietary drug delivery products, and related testing, laboratory and administrative services. Under the terms of the investment, GPI was required to lend these funds back to EBI, Inc. pending use for such permitted purposes by GPI, and the entire amount was loaned back to EBI and was outstanding at July 31, 1997. During the fiscal year ended July 31, 1998, a total of $2,491,835 CAD was repaid by EBI and applied to real estate purchases by GPI and the Company, resulting in a balance due from EBI of $508,165 CAD at July 31, 1998 (approximately $335,710 US based on the exchange rate then in effect). These funds are due on demand by GPI, provided they are used for the purchase and/or construction or equipping of oral insulin manufacturing and testing facilities.

     Real Estate Purchases: Two of the properties purchased by GPI with funds repaid by EBI were purchased from Antonio Perri, Mark Perri's father. Mr. Perri had owned these properties for more than two years prior to their sale to the Company. The Company believes that the terms of these purchases (the Brampton facility for $680,000 CAD and the Mississauga facility for $810,000 CAD) were at least as favorable to the Company as could have been obtained from an unrelated party through arms-length negotiations.

     Occupancy of Executive Offices: Prior to December 17, 1997, the Company occupied its executive offices at Harbour Square Business Center under an Occupancy Agreement between GPI, Angara Equities, Inc. and 1097346 Ontario, Inc. (the "Angara/1097346 lease") pursuant to which GPI paid Angara a monthly occupancy fee of $4,880 CAD, which represents the rental and other charges allocable to its space under Angara's lease for space, which included the Company's offices, 1097346 Ontario, Inc., the owner of the space. Angara Equities, Inc. is owned by Mark Perri, Rose Perri and Anna Gluskin, officers and director of the Company, and the arrangement between Angara and GPI was a direct "pass through" of costs from which Angara derived no direct economic benefit. At the time the Angara/1097346 lease was executed in May 1996, 1097346 Ontario, Inc. was owned by an unrelated party, and the terms of the Angara/1097346 lease were negotiated at arms length.

     On December 17, 1997, the Company acquired 100% of the outstanding capital stock of 1097346 Ontario, Inc. from its prior owner for $661,769 US and the Angara/1097346 lease was terminated.

     Loans To and From Stockholders: Between November 1995 and July 31, 1997, Angara Equities, Inc. ("Angara"), a company owned and controlled by Mark Perri, Rose Perri and Anna Gluskin, incurred a net indebtedness of $1,127,218.05 (CAD) to GPI. The indebtedness arose from cash advances and the payment by GPI of expenses incurred by Angara and certain of its affiliates, net of repayments and the payment of GPI expenses by Angara. The highest amount outstanding at any time during this period was $1,654,264.48 CAD (approximately $1,092,860 US).

     During this period, GPI also made advances to The Great Tao, Inc. ("TGT"), a company owned by Mark Perri, Rose Perri and Anna Gluskin and through which they receive compensation for their services to the Company. At July 31, 1997, TGT was indebted to GPI in the amount of $175,000 CAD. The highest amount outstanding at any time during this period was $175,000 CAD (approximately $126,628 US).

     During the fiscal year ended July 31, 1998, GPI advanced a total of $1,526,250.40 (CAD) to Angara, TGT and other entities owned by Mr. Perri, Ms. Perri and Ms. Gluskin, and received repayments of advances and payments on account of past advances in the aggregate amount of $1,875,997.30 (CAD), including $420,000 CAD credited to TGT on account of compensation due to Mr. Perri, Ms. Perri and Ms. Gluskin during the year. As a result, a total of $932,470.70 CAD (approximately $616,000 US) was due to GPI from these entities at fiscal year end. The highest amount outstanding at any time during the fiscal year was $1,864,288.12 CAD (approximately $1,231,610 US).

     The transactions between GPI and entities owned and controlled by Mark Perri, Rose Perri and Anna Gluskin were not negotiated at arms-length, and were not on normal commercial terms. No interest was charged on any of the advances, and the transactions were of far greater financial benefit and convenience to the officer/stockholder participants than to GPI. As indicated above, these transactions and financing arrangements were primarily initiated prior to the "reverse acquisition" pursuant to which the Company acquired GPI. All advances from GPI to entities owned and controlled by Mr. Perri, Ms. Perri and Ms. Gluskin are expected to be repaid in full by the end of the current fiscal year.

     Consulting Agreement with Pankaj Modi, Ph.D.: In October 1996, GPI entered into a Consulting Agreement with Dr. Modi pursuant to which, among other things, Dr. Modi assigned to GPI his entire right, title and interest in and to all inventions, ideas, designs and discoveries made by him during the term of such Agreements which relate in any manner to the development, manufacturing, marketing, distribution and sale of generic drug products, including, without limitation, controlled release drugs, topical insulin, intra-nasal insulin and liposome creams. Concurrently with execution of this Consulting Agreement, Dr. Modi and GPI entered into an Assignment and Assumption Agreement pursuant to which Dr. Modi assigned to the Company his interests in and to specific drug delivery systems, controlled release drug delivery systems and technology patents invented/discovered/conceived by Dr. Modi prior to the execution of the Agreement, including three existing patents covering insulin delivery systems, applicable to peptides and proteins; drug vaccines and hormones delivery; and controlled release of drugs and hormones. In addition to these patents, Dr. Modi assigned to GPI four US and/or Canadian patent applications and certain abstracts covering, among other things, liposomes drug delivery for vaccines, drugs, hormones, peptides and cosmetic delivery; transdermal drug delivery for proteins, peptides, hormones and small molecules; controlled release drug delivery systems for capsules, caplets, and liquid suspensions; and DNA technology relating to insulin preparation.

     Under this Consulting Agreement, the Company pays Dr. Modi annual compensation of $132,000 CAD (approximately $87,200 US based on the exchange rate in effect on July 31, 1998), and also has agreed to reimburse Dr. Modi for $150,000 CAD (approximately $99,000 US) of expenses incurred by Dr. Modi in research activities prior to his association with the Company, all of which was outstanding at July 31, 1998.

                           Item 8. LEGAL PROCEEDINGS

     Sands Brothers & Co. Ltd., a New York City-based investment banking and brokerage firm, initiated an arbitration against the Company under New York Stock Exchange ("NYSE") rules on October 2, 1998. Earlier in the year, Sands commenced an action against the Company in the New York Supreme Court making the same claims. The claims were dismissed, upon the Company's motion, since the nature of the claims subjected them to mandatory arbitration under NYSE Rules at the Company's instance.

     Sands has alleged that it has the right to receive, for nominal consideration, approximately 2 million shares of the Company's Common Stock. This claim is based upon an October 1997 letter agreement which purportedly confirmed the terms of an agreement the exclusive financial advisor to Generex Pharmaceuticals, Inc. ("GPI"), a wholly owned subsidiary of the Company, and granted the right to receive shares representing 17% of the outstanding capital stock of GPI, on a "fully diluted" basis as an inducement to act in that capacity under the purported agreement. Following the acquisition of GPI by the Company, Sands' claimed right to receive shares of GPI common stock would, allegedly, now apply to the Company's Common Stock. Sands also claims that it is entitled to additional shares of the Company as a result of the Company's acquisition of GPI (approximately 460,000 shares), and $144,000 in fees under the terms of the purported Agreement. Sands has never performed any services for the Company, and the Company and GPI have denied that the individual who is alleged to have entered into the purported agreement between Sands and GPI, had the authority to act on GPI's behalf, and, accordingly, is defending against Sands' claim primarily on the basis that no agreement has ever existed between GPI and Sands. The arbitration process is in an early stage and the Company is unable to predict the outcome at this time.

     Generex Pharmaceuticals, Inc. is a defendant in two litigations now pending in Canada:

     (a) In February 1997, a wrongful dismissal claim seeking damages of $450,000 (CAD) was brought against GPI (Lorne Taylor v. Generex Pharmaceuticals, Inc.). Management of the Company believes that the claim is without merit, and no reserve or other provision has been made for any loss that may result from the litigation.

     (b) GPI is defending an action in which "Generex, Inc." was made a party defendant in June 1996 (Elbourne, et al. v. Acepharm, Inc., et al.). The claim seeks damages for the diminution of the value of the claimant's shares in Acepharm, Inc. in the amount of $1,000,000, together with punitive damages of $5,000,000. The claim is a result of a dispute over the ownership and/or control of Acepharm, Inc., from which GPI had expressed an interest in acquiring certain assets. When GPI became aware of the dispute in ownership/control of Acepharm, Inc., it abandoned the opportunity to purchase the assets. The Company believes that the claim against it is without merit, and no provision has been made for any losses that may result from litigation.

     The Company maintains product liability coverage for claims arising from the use of its products in clinical trials, etc., but does not have any insurance which covers its potential liability in any of the legal proceedings described above.

               Item 9. MARKET PRICE, DIVIDENDS AND RELATED STOCK-
                                 HOLDER MATTERS

                          Item 9(a) Market Information

     "Bid" and "asked" prices for the Company's Common Stock have been quoted on the Nasdaq OTC Electronic Bulletin Board since February 1998, prior to which there was no public market for the Common Stock. The table below sets forth for the periods indicated the high and low bid quotations as furnished by the Nasdaq OTC Bulletin Board from the inception of trading through December 9, 1998. These quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent transactions. The closing bid and asked prices for the Common Stock reported on the OTC Bulletin Board on December 9, 1998, were $12.00 and $12.25, respectively.

                                            High                         Low
                                            ----                         ---
              1998
              ----
First quarter                              $6.375                       $5.75
Second quarter                             $9.000                       $6.00
Third quarter                              $8.125                       $5.75
Fourth quarter (through                   $12.875                       $7.375
  December 9, 1998)

                        Item 9(b) Holders of Common Stock

     At December 9, 1998, the Company had 500 holders of record of its Common Stock.

                            Item 9(c) Dividend Policy

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. Holders of the Company's Special Voting Rights Preferred Stock are entitled to receive a dividend per share equal to dividends paid on shares of Common Stock, as and when dividends on Common Stock are declared and paid. The Company has never paid and does not presently anticipate paying dividends on its Common Stock.

                Item 10. RECENT SALES OF UNREGISTERED SECURITIES

     In the three year period ended December 9, 1998, the Company has offered and sold Common Stock and other securities in reliance upon exemptions from the registration requirements of the Securities Act of 1933 (the "Securities Act") in the following transactions:

(a) In April 1996, the Company issued 16,000,000 shares of Common Stock to J. Rockwell Smith for $7,500, all but 105,000 shares of which were contributed back to the Company in connection with its acquisition of Generex Pharmaceuticals, Inc. ("GPI") in January 1998. The shares were issued in reliance upon Section 4(2) of the Securities Act.

(b) In January 1998, the Company issued 9,234,118 shares of Common Stock to the former shareholders of GPI (39 individuals and entities) in the Reverse Acquisition described in Items 1(a) and 2(b) above. The shares were issued in reliance upon Section 4(2) and Rule 506, Regulation D, in the case of shares issued to residents of the United States, and upon Regulation S in the case of shares issued to Canadian and other non-U.S. persons.

(c) Between March 1, 1998, and June 30, 1998, the Company offered and sold 1,153,425 Units of securities at a price of $2.50 per Unit, each Unit consisting of one share of Common Stock and one Series A Redeemable Warrant to purchase one share of Common Stock at a price of $5.00 per share. Of this total, 160,172 Units were issued in payment for services (98,172 Units for legal services and 62,000 units as a commission or "finder's fee" in connection with the sale of shares to Thompson Kernaghan & Co., Ltd.), and valued for this purpose at $2.50 per Unit. All such sales were issued in reliance on Section 4(2) of the Securities Act of 1933 (the "1933 Act") and Rule 506 of Regulation D ("Rule 506") promulgated thereunder, or, in the case of certain Canadian purchasers, pursuant to Regulation S and the 1933 Act and applicable Canadian securities laws. The purchasers in this offering were as follows:

Investor                                                           No. of Units
--------                                                           ------------
J.R. Consultants, Inc.                                             10,000
Robert Portman                                                     20,000
Eva Langot                                                         10,753
William M. Kimbrough, Ttee for William M. Kimbrough,               10,000
     Rev Liv Tr. Under TA dtd 8/6/93
Ralph Shapiro and Bridgett Shapiro, JTWROS                         10,000
James L. Morrison, Ttee, The Morrison Family Trust                 10,000
Greg DeMille                                                       10,000
Connolly Epstein Chicco                                            98,172
     Foxman Oxholm & Ewing
Lawrence J. Lesser                                                 10,000
Barry J. Essig                                                     10,000
Spindler Family Trust UA dtd 4/18/87                               10,000
Arthur G. Kaiser                                                   10,000
Robert J. Selsky                                                   10,000
Neil G. Epstein and Laura JAnsen, JTWROS                           10,000
Warren V. Blasland, Jr.                                            10,000
Melissa Ann Kaiser                                                  5,000
Optima, Inc.                                                        2,500
Mode, Inc.                                                         24,000
Thomson Kernaghan & Co., Ltd.                                     620,000
Deana Hazel Kaiser                                                  5,000
Arthur G. Kaiser and Loretta Ann Kaiser                            10,000
Robyn Wolf                                                         10,000
David N. Freed                                                     10,000
Dusan Miklas                                                       20,000
Shahid Inayai Sheikh                                               10,000
Riaz Ud Din Ahmed                                                  10,000
Michael Howlett                                                    57,000
Douglas E. Ball                                                    10,000
Firoz B. Master                                                    10,000
Scott E. Walker                                                    10,000
Lawrence J. Rubinstein and Camille S. Rubinstein                   10,000
Services Enterprises, Ltd.                                         50,000
Steve Samuel                                                       10,000
Bernard Wilson                                                     21,000

(d) In May 1998, the company sold 34,000 shares of Common Stock outside the United States to four individuals (Bernd Papenbrok - 4,000 shares; Ursula Degatau - 10,000 shares; and Jose and Susanna Alarcon - 20,000 shares) who were non U.S. persons in reliance upon Regulation S under the 1933 Act.

(e) Between May 11, 1998, and November 30, 1998, the Company received $2,034,000 from the sale of a total of 669,779 shares of Common Stock at prices from $2.50 to $3.50 per share to Cape Properties Corp., a Turks and Cacos Islands, B.W.I. corporation with a principal place of business located at Harbor House, P.O. Box 120, Grand Turk, Turks and Cacos Islands, B.W.I.

(f) In May 1998, the Company entered into a billing arrangement with a consultant, MQS, Inc., pursuant to which the consultant agreed to accept shares of the Company's Common Stock in partial payment for consulting services. The Company is committed to issue 42,168 shares of Common Stock, valued at $2.50 per share for this purpose, on account of services rendered through September 4, 1998, when the arrangement was terminated. The shares were issued in reliance upon Rule 506, Regulation D.

(g) In May 1998, the Company issued a warrant to purchase 500,000 shares of Common Stock at a price of $2.50 per share to a consultant, Gulfstream Capital Group, L.C., in payment for consulting services. The warrants were valued at $250,000 ($.50 per warrant) for this purpose.

(h) Between September 1, 1998 and December 4, 1998, the Company offered and sold pursuant to Rule 506 a total of 587,670 shares of Common Stock at prices ranging from of $4.00 to $5.00 per share to the purchasers named below, for total sales proceeds of $2,361,453.80. Each such purchaser agreed for a period of five years from the date of his/her/its purchase (1) to vote such shares in proportion to the votes cast by all other shareholders of the Company, and (2) not to sell the shares without first offering to sell the shares to the Company at the then current market price of the shares (except for sales after the first year of ownership of a number of shares equal to 1% or less of the total number of shares outstanding in any continuous 90 day period in routine brokerage transactions).

     In the case of the sale of shares to William Steinbrink (250,000 shares), the price at which the Company has the right to purchase Dr. Steinbrink's shares pursuant to the right of first refusal described in the preceding paragraph is 70% of the current market price, and the Company also has agreed to repurchase from Dr. Steinbrink after December 31, 1999, at Dr. Steinbrink's option, such portion or all of his shares as he may elect to tender to the Company at a price equal to 70% of the then current market price. Dr. Steinbrink also has the right to purchase an additional 250,000 shares of the Company's Common Stock until December 23, 1998, on the same terms and conditions as the first 250,000 shares purchased.

     A copy of the Subscription/Voting/Put Agreement between the Company and Dr. Steinbrink is attached hereto as Exhibit 4.5.1. A form of the Subscription/Voting Agreement signed by the remaining purchasers named below is attached as Exhibit 4.5.2 hereto.

                                                                 No. of
Investor                                                         Shares
--------                                                         ------
Summers Family Limited Partnership,                                 1,000
    Ardeth Summers General Partner
Robert J. Lowther, Jr.                                              5,000
Robert J. O'Malley, Custodian for                                   3,050
    Peter J. O'Malley, UTMA/PA
Robert J. O'Malley, Custodian for                                   3,050
    Michael J. O'Malley, UTMA/PA
William H. Peiffer & Leona E. Peiffer                               2,000
Dr. And Mrs. Stephen D. Pett                                        2,500
Charles G. Herbst/Edward E. Engel -                                 5,000
    Co-Trustees, Arthritis Associates P/S
    Plan FBO Charles G. Herbst
Stephen or Rebecca Stroul                                          15,000
William M. and Ellen Leonard                                        2,000
Thomas and Jill Fessler JTWROS                                      5,000
James M. Antoun and Jamie M. Antoun                                10,000
PNC Bank, National Association, Trustee,                            5,000
    McDonald Illig Jones & Britton LLP
    Pension Plan and Trust, FBO James Antoun
Dario Cipriani and Donna M. Cipriani                                2,500

                                                                 No. of
Investor                                                         Shares
--------                                                         ------
Jan R. & Linda S. VanGorder Ten. Ent.                              10,000
Mark J. And Amy E. Amendola                                         1,500
Michael D. Dunlavey                                                15,000
Mark Suprock and Sherry Suprock, JTWROS                             6,098
Marc A. Flitter and Alice Flitter, JTWROS                          12,195
David P. Snell and Kym Snell                                       10,000
Richard F. Rambaldo                                                 7,318
Michael Alan Scutella and Eileen Ritz Scutella,                    10,000
    JTWROS
George R. Harrington                                                6,000
Robert C. Oglevee                                                   5,000
Northcoast Brokerage Agency, Inc.                                  10,000
William M. Hilbert, Sr. and Martha Hilbert, JTWROS                 12,200
John L. Hilbert                                                    10,000
C. John Weber, III and Charles R. Weber,JT                          2,439
C. John Weber                                                       1,219
PNC Bank, National Association, Trustee,                            7,318
    MacDonald Illig Jones & Britton LLP Pension
    Plan and Trust FBO James E. Spoden
Mark J. and Karen Salvia                                            2,200
PNC Bank, Trustee For Knox et al                                   20,000
    Profit Sharing Plan
J. Patrick Karle                                                    2,250
David A. Ciacchini and Mary Therese Ciacchini, JTWROS               2,200
Margaret Damore                                                     2,500
Matthew G. McCormack                                                1,000
Owen J. McCormick                                                   2,000
Brett Andrew Johnson and Caryn Kadavy Johnson, JTWROS               2,500
Randy R. Nyberg                                                     2,000
John F. Harley and Mary E. Harley, JTWROS                           1,000
Industrial Sales & Mfg., Inc.                                       2,500
Julie M. Ottman and Robert P. Ottman, JTWROS                        2,500
Douglas S. And Kathleen M. Fugate                                   2,000
David S. Giuzik                                                     2,500
Arthur L. Amendola, JTWROS                                          3,000
RAYWEB c/o Heritage Trust Company                                  10,000
Jean-Mare Baier and Dafna Baier                                     1,219
Vincent J. Agostino                                                 5,000
Gerald A. Ryan                                                      5,000
Vincent P. Rogers, M.D.                                            20,000
Mark A. And Alice W. Flitter                                        2,439
William Steinbrink                                                250,000
Paul A. Busch                                                      20,000
Palm & Co. FBO Quinn 401(k)                                         2,500
Douglas J. and Colleen Cook                                         1,000
Philip R. Eden                                                      2,500
Vlastimir and Rachelle Zada Zivkov                                  5,000
Richard H. Penske and Patricia Penske                              10,000

                                                                 No. of
Investor                                                         Shares
--------                                                         ------
James H. Ferguson                                                   5,000
Michael D. Grollman                                                   975

                                                Total             587,670


(i) The Company granted 37,747 shares as a "finder's fee", valued at $154,762.70, to a single accredited investor for services in connection with the placement of shares referred to in the preceding paragraph.

(j) In June and September 1998, the Company sold a total of 42,615 shares of Common Stock, valued at $2.50 per share for this purpose, in payment for legal services rendered by Brans Lehun Baldwin, a Toronto law firm. The shares were issued in reliance upon Regulation S and Rule 506, Regulation D.

(k) In October 1998 the Company issued 180,000 shares of Common Stock to Berckeley Investments Group, LP in settlement of an outstanding claim. The shares were issued in reliance upon Regulation S.

(l) In November 1998, the Company issued a warrant to purchase 300,000 shares of Common Stock at a price of $10.00 per share to M. H. Meyerson & Co. Inc. pursuant to a non-exclusive investment banking agreement. Warrants for 150,000 shares are subject to forfeiture if the Company terminates Meyerson's engagement prior to May 17, 1999. This warrant was issued in reliance upon Section 4(2). For accounting purposes, the Company assigned a value of $150,000 ($.50 per warrant) to the warrants.

     All securities sold in the above described in Section 4(2), Rule 506 and Regulation S offerings are "restricted securities", and the Company has taken appropriate steps to assure that resale restrictions applicable to restricted securities contemplated by Rule 502(d) are complied with.

     No "public solicitation", as that term is defined in Rule 502(c), was employed by the Company in connection with the sale of securities in reliance upon Section 4(2), Rule 506, all purchasers were, to the Company's reasonable belief, accredited investors, all disclosures required under Rule 502(d) were made by the Company, and all other conditions to the availability of the Rule 506 exemption were, to its knowledge and belief, complied with by the Company.

     In the case of sales made in reliance upon Regulation S, the Company obtained documentation establishing to its satisfaction that the purchasers were not U.S. persons, and has taken appropriate precautions to assure that the shares are not sold or otherwise transferred to a U.S. person for a period of one year following the sale by the Company.

               Item 11. DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

     The Company has authorized 50,000,000 shares of Common Stock, par value $.001, of which 13,305,109 were outstanding, or sold and pending issuance, at December 9, 1998.

     Holders of Common Stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights and, accordingly, the holders of more than 50% of the outstanding shares can elect the entire Board of Directors. The holders of Common Stock are entitled to dividends and when declared by the Board of Directors from funds legally available therefor, and, upon liquidation or dissolution of the Company, to receive pro rata all assets remaining available for distribution to stockholders after payments to creditors and holders of senior securities, if any. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

     The rights of holders of the Company's Common Stock may be affected by rights of other securities of the Company, as described below.

Special Voting Rights Preferred Stock

     The Company has issued 1,000 shares of Special Voting Rights Preferred Stock ("SVR Preferred"). Pankaj Modi, the Company's Vice President - Research, a director, and the inventor of substantially all proprietary technology now owned by the Company, is the owner of the Company's SVR Preferred Stock. The Company's SVR Preferred has no voting rights except (a) as specifically required by Idaho law, or (b) if a "Change of Control" occurs, as that term is defined in the Company's Articles of Incorporation, to elect a number of directors of the Company equal to a majority of the entire Board of Directors of the Company, or
(c) to approve any transaction that would result in a Change of Control. A "Change of Control" is deemed to occur if the Company's founders (Anna E. Gluskin, E. Mark Perri, Rose C. Perri and Pankaj Modi) should cease to constitute at least sixty (60%) of all directors of the Company, or if any person becomes either the Chairman of the Board of Directors or Chief Executive Officer of the Company without the prior approval of these "founders". If a "Change of Control" were to occur, the holders of SVR Preferred (i.e., Dr. Modi) would thereafter be able to elect a majority of the directors of the Company so long as the SVR Preferred were outstanding.

Undesignated Preferred Stock

     The Company's Board of Directors has the authority by resolution to issue up to 1,000,000 shares of "undesignated" preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of preferred stock that would have the right to vote, separately or with any other series of preferred stock, on any proposed amendment to the Company's Articles of Incorporation or on any other proposed corporate action, including business combinations and other transactions.

1998 Stock Option Plan

     On January 22, 1998, the Company's Board of Directors approved the 1998 Stock Option Plan (the "Plan"), subject to shareholder approval of the Plan, and reserved 1,000,000 shares of Common Stock for issuance upon options granted under the Plan.

     The purposes of the Plan are to provide incentives and rewards to those employees who are in a position to contribute to the long-term growth and profitability of the Company; to assist the Company to attract, retain and motivate personnel with experience and ability; and to make the Company's compensation program more competitive with those of other employers. The Company anticipates it will benefit from the added interest which such personnel will have in the success of the Company as a result of their proprietary interest.

     The Plan presently is administered by the Board of Directors, but the Board may establish a Stock Option Committee (the "Committee"), which consists of at least three directors, to administer the Plan. References to the "Committee" herein include the Board of Directors so long as it continues to administer the Plan directly.

     The Committee is authorized to select from among eligible employees, directors, advisors and consultants those individuals to whom options are to be granted and to determine the number of shares to be subject to, and the terms and conditions of, the options. The Committee also is authorized to prescribe, amend and rescind terms relating to options granted under the Plan and the interpretation of options. Generally, the interpretation and construction of any provision of the Plan or any options granted thereunder is within the discretion of the Committee.

     The Plan provides that options may or may not be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code ("ISOs"). Only employees of the Company are eligible to receive ISOs, while employees and non-employee directors, advisors and consultants are eligible to receive options which are not ISOs, i.e. "Non-Qualified Options." The options granted by the Board in connection with its adoption of the Plan are Non-Qualified Options.

     ISOs granted under the Plan are intended to qualify as "incentive stock options" under Section 422 of the Code. The acquisition of shares upon exercise of an ISO will not result in recognition of income at the time. However, the excess of the fair market value of the shares acquired over the exercise price will constitute an item of tax preference, to be included in the optionee's computation of his "alternative minimum tax" for federal income tax purposes. If the optionee does not dispose of the shares issued to him upon the exercise of an ISO within one years of such issuance or within two years from the date of the grant of the ISO, whichever is later, any gain or loss realized by the optionee on a later sale or exchange of such shares generally will be a long-term capital gain or long-term capital loss. If the optionee sells the shares during such period, the optionee will recognize ordinary income for the year in which disposition occurs equal to the amount, if any, by which the lesser of the fair market value of such shares on the date of exercise of such ISO or the amount realized from such sale exceeded the amount paid for such shares.

     The terms of options granted under the Plan are determined by the Committee at the time the option is granted. Each option is evidenced by a written option document, which, together with the provisions of the Plan itself determines such terms as: when options under the Plan become exercisable; the exercise price of options granted under the Plan, which may not be less than 100% of the fair market value of the Common Stock on the date of the grant in the case of ISOs (110% in the case of optionees who own 10% or more of the Company's Common Stock on the date of grant); the term of the option; vesting provisions; and special termination provisions.

     An option is not transferable by the optionee, other than by will or the laws of descent and distribution, and is exercisable only by the optionee during his lifetime or, in the event of his death, by a person who acquires the right to exercise the option by bequest or inheritance or by reason of the optionee's death.

     Generally, an optionee receiving an option will not have taxable income upon the grant of the option. In the case of Non-Qualified Options, the optionee will recognize ordinary income upon exercise of the Non-Qualified Option in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise. When the shares are sold, the grantee will generally recognize capital gain or loss equal to the difference between (i) the selling price of the shares, and (ii) the sum of the option price and the amount included in his income when the option is exercised.

     At the present time, options to purchase 50,000 shares have been granted under the Plan.

Series A Redeemable Warrants

     The Company has outstanding 1,153,425 Series A Redeemable Common Stock Purchase Warrant, each of which is exercisable to purchase one (1) shares of Common Stock at a price of $5.00 per share. The Warrants are redeemable, at the option of the Company, at any time after September 1, 1998, upon written notice of not less than twenty (20) days, at a redemption price of $.025 per Warrant. A copy of the Form of Series A Warrant has been filed as an exhibit with this Registration Statement.

Other Warrants

     The Company also has outstanding warrants to purchase 500,000 shares at a price of $2.50 per share (the "GCR Warrants"), 7,937 shares at a price of $21.82 (the "Berckeley Warrants"), and 300,000 shares at a price of $10.00 per share (the "Meyerson Warrants"). 150,000 of the Meyerson warrants are subject to forfeiture if the Company terminates its non-exclusive investment banking relationship with M. H. Meyerson & Co. Inc. prior to May 17, 1999. Forms of the GCR, Berckeley and Meyerson Warrants have been filed as exhibits to this Registration Statement.

"Anti-Takeover" Provisions

     Although the Board of Directors is not presently aware of any takeover attempt or interest involving the Company, the Articles of Incorporation and Bylaws of the Company and the Idaho Business Corporation Act contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions.

     SVR Preferred Stock: As indicated above, the Company's outstanding Special Voting Rights Preferred Stock prevents a "change of control" of the Company without the consent of the holders of the SVR Preferred. See "--SVR Preferred" above.

     Authorized but Unissued Shares: The authorized capital stock of the Company is 50,000,000 shares of Common Stock, and 1,000,000 shares of Preferred Stock in addition to the SVR Preferred Stock. These shares of capital stock were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes, including equity financing, acquisitions, stock dividends, stock splits, employee stock option plans, and other similar purposes which could include public offerings or private placements. The Company has no agreements, commitments or immediate plans for the sale or issuance of the additional shares of Common Stock or Preferred Stock at this time. However, shares of Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company without any further action by the stockholders. Stockholders of the Company do not have preemptive rights with respect to the purchase of these shares. Therefore, such issuance could result in a dilution of voting rights and book value per share of the Common Stock of the Company. No shares of "undesignated" Preferred Stock have been issued, and the Company has no present plan to issue any such shares.

     No Cumulative Voting: Neither the Company's Articles of Incorporation nor its Bylaws contain provisions for cumulative voting. Cumulative voting entitles each stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and present stockholders would be able to elect all of the members of the board of directors.

     Control Share Acquisitions: The Idaho Control Share Acquisition Law provides for notice to shareholders of a "control share acquisition", which is defined as the acquisition of 20% of the voting power of a Idaho corporation, or of voting power exceeding one-third of such total voting power by a person who owns 20% or more of such voting power prior to the acquisition, or a majority or more of such voting power by a person who already owns one-third or more of the voting power. Shareholders have the right to demand "fair value" for their shares if a control share acquisition occurs. Among other things, the "control share" provisions limit the voting power of the acquiror in a control share acquisition, and permit a corporation to recover profits resulting from the sale of control shares in certain situations.

     Section 30-1603 of the Control Share Acquisition Law permits an Idaho corporation to elect not to be subject to such Law by adopting a Bylaw provision to that effect. At this time, the Company has not made such an election.

               Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article XIV of the Company's Articles of Incorporation provide that, subject to certain limitations (receipt of improper personal gains, intentional infliction of harm on the Company or its stockholders, unlawful dividends or criminal law violations), no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director.

     The Bylaws of the Company provide for indemnification of directors and officers of the Company in accordance with the Idaho Business Corporation Act.
Section 30-1-851 of the Idaho Business Corporation Act (the "Idaho Act") authorizes the Company to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director of officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Section 30-1-852 of the Idaho Act makes indemnification mandatory for such expenses incurred in a successful defense by a director in any action brought against the director based on his service as a director.

     The Company also may purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such person. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

              Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                                   PAGE
                                                                                   ----
Independent Auditors' Reports                                                   F-1 to F-2


Consolidated Balance Sheets
July 31, 1998 and 1997                                                               F-3


Consolidated Statements of Operations
For the Years Ended July 31, 1998 and 1997,
For the Period November 2, 1995 (Date of Inception)
to July 31, 1996, and Cumulative From Inception to July 31, 1998                     F-4


Consolidated Statements of Changes in Stockholders' Equity
For the Period November 2, 1995 (Date of Inception)
to July 31, 1998                                                                F-5 to F-7


Consolidated Statements of Cash Flows
For the Years Ended July 31, 1998 and 1997,
For the Period November 2, 1995 (Date of Inception)
to July 31, 1996, and Cumulative From Inception to July 31, 1998                     F-8



Notes to Consolidated Financial Statements                                      F-9 to F-24

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders,
Generex Biotechnology Company:

We have audited the accompanying consolidated balance sheet of Generex Biotechnology Company and Subsidiaries (a development stage company) as of July 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended and the cumulative amounts of operations and cash flows for the period November 2, 1995 (date of inception) to July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Generex Biotechnology Company and Subsidiaries as of July 31, 1998 and the consolidated results of its operations and its cash flows for the year then ended and the cumulative amounts of operations and cash flows for the period November 2, 1995 (date of inception) to July 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage enterprise and has suffered recurring losses and net cash outflows from operations since inception that raise substantial doubt about its ability to continue as a going concern. As such, the Company is dependent upon future capital infusions from existing and/or new investors to fund operations. Management's plans with regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Withum, Smith & Brown
New Brunswick, New Jersey
October 15, 1998

INDEPENDENT AUDITORS' REPORTS





To the Board of Directors and Stockholders,
Generex Biotechnology Company:


We have audited the accompanying consolidated balance sheet of Generex Biotechnology Company and Subsidiaries (a development stage company) as of July 31, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended and for the period November 2, 1995 (date of inception) to July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidation financial position of Generex Biotechnology Company and Subsidiaries as of July 31, 1997 and the consolidated results of its operations and its cash flows for the year ended July 31, 1997 and for the period November 2, 1995 (date of inception) to July 31, 1996, in conformity with generally accepted accounting principles.




Withum, Smith & Brown                                      Mintz & Partners
New Brunswick, New Jersey                                  Toronto, Ontario
October 15, 1998                                           October 3, 1997

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS


                                                                                             July 31
                                                                              ----------------------------------
                                                                                   1998               1997
                                                                              --------------     ---------------
         ASSETS

Current Assets:
   Cash                                                                          $ 2,090,827        $  196,004
   Restricted cash                                                                   106,527                --
   Miscellaneous receivables                                                         209,090           168,234
   Notes receivable                                                                       --           102,750
   Other current assets                                                              131,340            46,790
                                                                                 -----------       -----------
       Total Current Assets                                                        2,537,784           513,778

Property and Equipment, Net                                                        1,634,447            45,959

Deposits                                                                              82,509                --

Due From Related Parties, Net                                                        964,944         3,113,038
                                                                                 -----------       -----------

         TOTAL ASSETS                                                            $ 5,219,684       $ 3,672,775
                                                                                 ===========       ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and accrued expenses                                         $ 1,253,004       $   223,939
   Current maturities of long-term debt                                              795,876                --
                                                                                 -----------       -----------
         Total Current Liabilities                                                 2,048,880           223,939

Long-Term Debt, Less Current Maturities                                              528,506                --

Commitments and Contingencies

Stockholders' Equity:
   Preferred stock, $.001 par value; authorized 1,000,000 shares, issued and outstanding 1,000 and -0- shares at July 31, 1998
     and 1997, respectively                                                                1                --
   Common stock, $.001 par value; authorized 50,000,000 shares, issued and outstanding 11,971,272 and 9,000,118 shares at
     July 31, 1998 and 1997, respectively                                             11,971             9,000
   Additional paid-in capital                                                      9,162,329         5,159,276
   Equity adjustment for foreign currency translation                               (199,433)             (474)
   Deficit accumulated during the development stage                               (6,332,570)       (1,718,966)
                                                                                 -----------       -----------
         Total Stockholders' Equity                                                2,642,298         3,448,836
                                                                                 -----------       -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $ 5,219,684       $ 3,672,775
                                                                                 ===========       ===========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                    For the          Cumulative
                                                                                                     Period             From
                                                                 For the Years Ended               November 2,        November 2,
                                                                        July 31,                   1995 (Date         1995 (Date
                                                            ---------------------------------     of Inception)      of Inception)
                                                                               to July 31,         to July 31,        to July 31,
                                                                 1998              1997               1996                1998
                                                            --------------    ---------------    --------------      --------------

Revenues                                                     $         --       $         --       $         --       $         --

Operating Expenses:
   Research and development                                       876,404            727,479             67,142          1,671,025
   General and administrative                                   3,673,909            628,064            296,281          4,598,254
                                                             ------------       ------------       ------------       ------------
       Total Operating Expenses                                 4,550,313          1,355,543            363,423          6,269,279
                                                             ------------       ------------       ------------       ------------

Operating Loss                                                 (4,550,313)        (1,355,543)          (363,423)        (6,269,279)

Other Expense:
   Interest expense                                                63,291                 --                 --             63,291
                                                             ------------       ------------       ------------       ------------

Net Loss                                                     $ (4,613,604)      $ (1,355,543)      $   (363,423)      $ (6,332,570)
                                                             ============       ============       ============       ============

Basic and Diluted Net Loss Per Common Share                  $       (.46)      $       (.25)      $       (.40)
                                                             ============       ============       ============


Weighted Average Number of Shares of
   Common Stock Outstanding                                    10,078,875          5,512,840            903,972
                                                              ===========       ============       ============


The Notes to Consolidated Financial Statements are an integral part of these statements.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE PERIOD NOVEMBER 2, 1995 (DATE OF INCEPTION) TO JULY 31, 1998




                                                                                Preferred
                                                   Common Stock                   Stock              Additional      Adjustment for
                                               -----------------------      --------------------       Paid-In      Foreign Currency
                                                Shares         Amount        Shares      Amount        Capital        Translation
                                               --------       --------      --------    --------     -----------   -----------------

Balance - November 2, 1995 (Inception)             --     $        --        $--        $    --    $        --    $        --
Issuance of common stock for cash,
   February 1996, $.0254                        321,429           321         --             --          7,838             --
Issuance of common stock for cash,
   February 1996, $.0510                         35,142            35         --             --          1,757             --
Issuance of common stock for cash,
   February 1996, $.5099                        216,428           216         --             --        110,142             --
Issuance of common stock for cash,
   March 1996, $10.2428                           2,500             3         --             --         25,604             --
Issuance of common stock for cash,
   April 1996, $.0516                           489,850           490         --             --         24,773             --
Issuance of common stock for cash,
   May 1996, $.0512                             115,571           116         --             --          5,796             --
Issuance of common stock for cash,
   May 1996, $.5115                             428,072           428         --             --        218,534             --
Issuance of common stock for cash,
   May 1996, $10.2302                           129,818           130         --             --      1,327,934             --
Issuance of common stock for cash,
   July 1996, $.0051                          2,606,528         2,606         --             --         10,777             --
Issuance of common stock for cash,
   July 1996, $.0255                            142,857           143         --             --          3,494             --
Issuance of common stock for cash,
   July 1996, $.0513                             35,714            36         --             --          1,797             --
Issuance of common stock for cash,
   July 1996, $10.1847                           63,855            64         --             --        650,282             --
Costs related to issuance of common stock            --            --         --             --        (10,252)            --
Equity adjustment for foreign currency
   translation                                       --            --         --             --             --         (4,017)
Net loss                                             --            --         --             --             --             --
                                            -----------   -----------        ---        --------   -----------    -----------
Balance - July 31, 1996                       4,587,764   $     4,588         --        $    --    $ 2,378,476    $    (4,017)
                                            ===========   ===========        ===        ========   ===========    ===========

                                                  Deficit
                                                Accumulated
                                                During the        Total
                                                Development    Stockholders'
                                                   Stage          Equity
                                               -------------   -------------

Balance - November 2, 1995 (Inception)         $        --    $        --
Issuance of common stock for cash,
   February 1996, $.0254                                --          8,159
Issuance of common stock for cash,
   February 1996, $.0510                                --          1,792
Issuance of common stock for cash,
   February 1996, $.5099                                --        110,358
Issuance of common stock for cash,
   March 1996, $10.2428                                 --         25,607
Issuance of common stock for cash,
   April 1996, $.0516                                   --         25,263
Issuance of common stock for cash,
   May 1996, $.0512                                     --          5,912
Issuance of common stock for cash,
   May 1996, $.5115                                     --        218,962
Issuance of common stock for cash,
   May 1996, $10.2302                                   --      1,328,064
Issuance of common stock for cash,
   July 1996, $.0051                                    --         13,383
Issuance of common stock for cash,
   July 1996, $.0255                                    --          3,637
Issuance of common stock for cash,
   July 1996, $.0513                                    --          1,833
Issuance of common stock for cash,
   July 1996, $10.1847                                  --        650,346
Costs related to issuance of common stock               --        (10,252)
Equity adjustment for foreign currency
   translation                                          --         (4,017)
Net loss                                          (363,423)      (363,423)
                                               -----------    -----------
Balance - July 31, 1996                        $  (363,423)   $ 2,015,624
                                               ===========    ===========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE PERIOD NOVEMBER 2, 1995 (DATE OF INCEPTION) TO JULY 31, 1998


                                                                                Preferred
                                                   Common Stock                   Stock              Additional      Adjustment for
                                               -----------------------      --------------------       Paid-In      Foreign Currency
                                                Shares         Amount        Shares      Amount        Capital        Translation
                                               --------       --------      --------    --------     -----------   -----------------
Balance - August 1, 1996                      4,587,764   $     4,588           --         $--       $ 2,378,476    $    (4,017)
Issuance of common stock for cash,
   September 1996, $.0509                         2,143             2           --          --               107             --
Issuance of common stock for cash,
   December 1996, $10.2421                        1,429             1           --          --            14,635             --
Issuance of common stock for cash,
   January 1997, $.0518                           1,466             1           --          --                75             --
Issuance of common stock for cash,
   March 1997, $10.0833                              12            --           --          --               121             --
Issuance of common stock for cash,
   May 1997, $.0513                               4,233             4           --          --               213             --
Issuance of common stock for cash,
   May 1997, $.5060                           4,285,714         4,286           --          --         2,164,127             --
Costs related to issuance of common
   stock, May 1997                                   --            --           --          --          (108,421)            --
Issuance of common stock for cash,
   May 1997, $10.1194                            18,214            18           --          --           184,297             --
Issuance of common stock for cash,
   June 1997, $.0504                             10,714            11           --          --               529             --
Issuance of common stock for cash,
   June 1997, $.5047                             32,143            32           --          --            16,190             --
Issuance of common stock for cash,
   June 1997, $8.9810                            29,579            30           --          --           265,618             --
Issuance of common stock for cash,
   June 1997, $10.0980                              714             1           --          --             7,209             --
Issuance of common stock for cash,
   July 1997, $10.1214                           25,993            26           --          --           263,060             --
Costs related to issuance of common stock            --            --           --          --           (26,960)            --
Equity adjustment for foreign currency
   translation                                       --            --           --          --              --            3,543
Net loss                                             --            --           --          --              --               --
                                              ---------   -----------          ---        ----       -----------    -----------
Balance - July 31, 1997                       9,000,118   $     9,000           --         $--       $ 5,159,276    $      (474)
                                              =========   ===========          ===        ====       ===========    ===========


                                                   Deficit
                                                 Accumulated
                                                 During the        Total
                                                 Development     Stockholders'
                                                    Stage           Equity
                                                -------------   -------------
Balance - August 1, 1996                         $(363,423)      $2,015,624
Issuance of common stock for cash,
   September 1996, $.0509                               --              109
Issuance of common stock for cash,
   December 1996, $10.2421                              --           14,636
Issuance of common stock for cash,
   January 1997, $.0518                                 --               76
Issuance of common stock for cash,
   March 1997, $10.0833                                 --              121
Issuance of common stock for cash,
   May 1997, $.0513                                     --              217
Issuance of common stock for cash,
   May 1997, $.5060                                     --        2,168,413
Costs related to issuance of common
   stock, May 1997                                      --         (108,421)
Issuance of common stock for cash,
   May 1997, $10.1194                                   --          184,315
Issuance of common stock for cash,
   June 1997, $.0504                                    --              540
Issuance of common stock for cash,
   June 1997, $.5047                                    --           16,222
Issuance of common stock for cash,
   June 1997, $8.9810                                   --          265,648
Issuance of common stock for cash,
   June 1997, $10.0980                                  --            7,210
Issuance of common stock for cash,
   July 1997, $10.1214                                  --          263,086
Costs related to issuance of common stock               --          (26,960)
Equity adjustment for foreign currency
   translation                                          --            3,543
Net loss                                          (1,355,543)    (1,355,543)
                                                 -----------    -----------
Balance - July 31, 1997                          $(1,718,966)   $ 3,448,836
                                                 ===========    ===========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE PERIOD NOVEMBER 2, 1995 (DATE OF INCEPTION) TO JULY 31, 1998



                                                                                Preferred                                Equity
                                                   Common Stock                   Stock              Additional      Adjustment for
                                               -----------------------      --------------------       Paid-In      Foreign Currency
                                                Shares         Amount        Shares      Amount        Capital        Translation
                                               --------       --------      --------    --------     -----------   -----------------

Balance - August 1, 1997                         9,000,118      $  9,000        --            $--    $ 5,159,276    $     (474)
Issuance of warrants in exchange for
   services rendered, October 1997, $.50                --            --        --             --        234,000            --
Exercise of warrants for cash, December
   1997, $0.0467                                   234,000           234        --             --         10,698            --
Shares issued pursuant to the January 9, 1998
   reverse merger between GBT-Delaware, Inc.
   and Generex Biotechnology Corporation         1,105,000         1,105        --             --         (1,105)           --
Issuance of preferred stock for
   services rendered, January 1998, $.1000              --            --     1,000              1             99            --
Issuance of common stock for cash,
   March 1998, $2.50                                70,753            71        --             --        176,812            --
Issuance of common stock for cash,
   April 1998, $2.50                                60,000            60        --             --        149,940            --
Issuance of common stock in exchange
   for services rendered, April 1998, $2.50         38,172            38        --             --         95,392            --
Issuance of common stock for cash,
   May 1998, $2.50                                 756,500           757        --             --      1,890,493            --
Issuance of warrants in exchange for
   services rendered, May 1998, $.50                    --            --        --             --        250,000            --
Issuance of common stock in exchange
   for services rendered, May 1998, $2.50          162,000           162        --             --        404,838            --
Issuance of common stock for cash,
   June 1998, $2.50                                286,000           286        --             --        714,714            --
Exercise of warrants for cash, June 1998,
   $.0667                                          234,000           234        --             --         15,373            --
Issuance of common stock in exchange
   for services rendered, June 1998, $2.50          24,729            24        --             --         61,799            --
Equity adjustment for foreign currency
   translation                                          --            --        --             --             --      (198,959)
Net loss                                                --            --        --             --             --            --
                                                ----------       -------       -----       ------    -----------   -----------
Balance - July 31, 1998                         11,971,272       $11,971       1,000       $    1    $ 9,162,329   $  (199,433)
                                                ==========       =======       =====       ======    ===========   ===========

                                                              Deficit
                                                            Accumulated
                                                          During the        Total
                                                          Development     Stockholders'
                                                             Stage          Equity
                                                         -------------   -------------
Balance - August 1, 1997                                  $(1,718,966)     $3,448,836
Issuance of warrants in exchange for
   services rendered, October 1997, $.50                           --         234,000
Exercise of warrants for cash, December
   1997, $0.0467                                                   --          10,932
Shares issued pursuant to the January 9, 1998
   reverse merger between GBT-Delaware, Inc.
   and Generex Biotechnology Corporation                           --              --
Issuance of preferred stock for
   services rendered, January 1998, $.1000                         --             100
Issuance of common stock for cash,
   March 1998, $2.50                                               --         176,883
Issuance of common stock for cash,
   April 1998, $2.50                                               --         150,000
Issuance of common stock in exchange
   for services rendered, April 1998, $2.50                        --          95,430
Issuance of common stock for cash,
   May 1998, $2.50                                                 --       1,891,250
Issuance of warrants in exchange for
   services rendered, May 1998, $.50                               --         250,000
Issuance of common stock in exchange
   for services rendered, May 1998, $2.50                          --         405,000
Issuance of common stock for cash,
   June 1998, $2.50                                                --         715,000
Exercise of warrants for cash, June 1998,
   $.066 7                                                         --          15,607
Issuance of common stock in exchange
   for services rendered, June 1998, $2.50                         --          61,823
Equity adjustment for foreign currency
   translation                                                     --        (198,959)
Net loss                                                   (4,613,604)     (4,613,604)
                                                          -----------     -----------
Balance - July 31, 1998                                   $(6,332,570)    $ 2,642,298
                                                          ===========     ===========

The Notes to Consolidate Financial Statements are an integral part of these statements.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                    For the           Cumulative
                                                                                                     Period              From
                                                                                                   November 2,        November 2,
                                                                   For the Years Ended              1995 (Date          1995 (Date
                                                                        July 31,                  of Inception)      of Inception)
                                                             --------------------------------      to July 31,        to July 31,
                                                                 1998              1997               1996               1998
                                                             --------------     -------------    --------------      --------------
Cash Flows from Operating Activities:
Net loss                                                      $(4,613,604)     $(1,355,543)        $  (363,423)        $(6,332,570)
   Adjustments to reconcile net loss to
     net cash used in operating activities:
       Depreciation                                                31,096           10,411               2,578              44,085
       Common stock and warrants issued
         for services rendered                                  1,046,253               --                  --           1,046,253
       Preferred stock issued for services rendered                   100               --                  --                 100
       Changes in operating assets and liabilities:
         Miscellaneous receivables                                     --         (119,967)            (50,212)           (170,179)
         Other current assets                                     (89,268)         (37,020)            (10,289)           (136,577)
         Accounts payable and accrued liabilities               1,099,815          226,131                  --           1,325,946
         Other, net                                               110,317               --                  --             110,317
                                                              -----------      -----------         -----------         -----------
         Net Cash Used in Operating Activities                 (2,415,291)      (1,275,988)           (421,346)         (4,112,625)

Cash Flows from Investing Activities:
   Purchases of property and equipment                            (16,287)         (41,987)            (17,499)            (75,773)
   Change in restricted cash                                     (111,250)              --                  --            (111,250)
   Change in deposits                                             (17,601)              --                  --             (17,601)
   Change in notes receivable                                     104,153         (104,153)                 --                  --
   Change in due from related parties                             390,969       (1,212,654)         (1,916,677)         (2,738,362)
   Other, net                                                      89,683               --                  --              89,683
                                                              -----------      -----------         -----------         -----------
         Net Cash Provided by (Used in)
           Investing Activities                                   439,667       (1,358,794)         (1,934,176)         (2,853,303)

Cash Flows from Financing Activities:
   Proceeds from issuance of long-term debt                       993,149               --                  --             993,149
   Repayment of long-term debt                                    (63,389)              --                  --             (63,389)
   Proceeds from the issuance of common stock, net              2,959,672        2,785,212           2,383,064           8,127,948
                                                              -----------      -----------         -----------         -----------
         Net Cash Provided By Financing Activities              3,889,432        2,785,212           2,383,064           9,057,708
Effect of Exchange Rates on Cash                                  (18,985)          17,251                 781                (953)
                                                              -----------      -----------         -----------         -----------
Net Increase in Cash                                            1,894,823          167,681              28,323           2,090,827
Cash, Beginning of Period                                         196,004           28,323                  --                  --
                                                              -----------      -----------         -----------         -----------
Cash, End of Period                                           $ 2,090,827      $   196,004         $    28,323           2,090,827
                                                              ===========      ===========         ===========         ===========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Organization and Business:

     Generex Biotechnology Corporation (the Company) was incorporated in Idaho in 1983 as Green Mt. P.S., Inc. Since 1983 and prior to January 9, 1998, the Company had essentially been inactive. In January 1998, the Company with a wholly-owned subsidiary which had been recently formed, acquired all of the outstanding capital stock of GBT - Delaware, Inc., an entity whose only asset consisted of the stock of Generex Pharmaceuticals, Inc. ("Generex Pharmaceuticals"), a Canadian corporation formed in November 1995 to engage in pharmaceutical and biotechnological research and other activities. The shareholders of GBT - Delaware, Inc. were the same shareholders of Generex Pharmaceuticals. As a result of this acquisition, the former shareholders of GBT - Delaware, Inc. acquired approximately 90 percent of the Company's outstanding capital stock. GBT - Delaware, Inc. was treated as the acquiror in this transaction for accounting purposes, and accordingly, the historical financial statements of GBT - Delaware, Inc., prior to the acquisition date, are deemed to be the historical financial statements of the Company.

     The Company is engaged in the research and development of drug delivery systems and technology. Since its inception, the Company has devoted its efforts and resources to the development of a platform technology for the oral administration of large molecule drugs, including proteins, peptides, monoclonal antibodies, hormones and vaccines, which historically have been administered by injection, either subcutaneously or intravenously.

     The Company is a development stage company, which has a very limited history of operations and has not generated any revenues from operations. The Company has no products approved for commercial sale at the present time. There can be no assurance that the Company will be successful in developing any new products, that regulatory clearance for the sale of future products will be obtained or that any future product will be commercially viable.

Note 2 - Basis of Preparation:

     Since inception, the Company has suffered recurring losses and net cash outflows from operations. The Company expects to continue to incur substantial losses to complete the development and testing of its drug candidates, and does not expect to complete the development stage and begin commercialization of its products in the foreseeable future. Management is actively pursuing various options, which include entering into strategic partnerships with large pharmaceutical companies. Since its inception, the Company has funded operations through debt and common stock issuances in order to meet its strategic objectives. Management is also actively pursuing other financing options, which include securing additional equity financing, and believes that sufficient funding will be available to meet its planned business objectives including anticipated cash needs for working capital, for a reasonable period of time. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of, and if successful, to commence the manufacture and sale of its drug candidates, if and when approved by the applicable regulatory agencies. As a result of the foregoing, there exists substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability of the carrying amounts of recorded assets or the amount of liabilities that might result from the outcome of this uncertainty.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Summary of Significant Accounting Policies:

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Development Stage Company

     The accompanying consolidated financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard No. 7, "Accounting and Reporting by Development Stage Enterprises."

     Restricted Cash

     The Company maintains cash funds held in trust by an attorney for the future purchase of the Company's stock pursuant to an agreement (see Note
     7).

     Property and Equipment, Net

     Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to thirty years. Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

     Research and Development Costs

     Expenditures for research and development are expensed as incurred and include, among other costs, those related to the production of experimental drugs, including payroll costs, and amounts incurred for conducting clinical trials. Amounts expected to be received from foreign governments under research and development tax credit arrangements are offset against the related expenses. Included in miscellaneous receivables is $153,597 and $168,234 of such a receivable, due from the Canadian government, at July 31, 1998 and 1997, respectively.

     Income Taxes

     Income taxes are accounted for under the asset and liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Summary of Significant Accounting Policies (Continued):

     Net Loss Per Common Share

     The Company has adopted SFAS No. 128, "Earnings per Share" ("FAS 128"), which requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options warrants, convertible securities or contingent stock arrangements). FAS 128 also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of securities in a public market.

     Basic EPS is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. Refer to Note 12 for methodology for determining net loss per share.

     New Accounting Standards

     The Company will adopt Statement of Financial Accounting Standard (FAS) No. 130, "Reporting Comprehensive Income" in fiscal 1999. This statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires the classification of items of comprehensive income by their nature in a financial statement and the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The Company believes that adoption of this statement will not have a material effect on its financial statements.

     The Company will also adopt FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in fiscal 1999. This statement supercedes FAS No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. This statement establishes standards for reporting information about operating segments in annual financial statements. Operating segments are defined as components of an enterprise evaluated regularly by the Company's senior management in deciding how to allocate resources and in assessing performance. The Company believes that adoption of this statement will not have a material effect on its financial statements.

     In 1998 , the FASB issued Statement of Financial Accounting Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 modifies the accounting for derivative and hedging activities and is effective for fiscal years beginning after December 15, 1999. The Company believes that the adoption of SFAS No. 133 will not have a material impact on the Company's financial reporting.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Summary of Significant Accounting Policies (Continued):

     Concentration of Credit Risk

     The Company maintains cash balances, at times, with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible. The Company also maintains cash balances with Canadian legal counsel resulting from transactions which have been consummated, but final funds have not yet been disbursed. Management believes their credit risk on these balances to be minimal.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Foreign Currency Translation

     Foreign denominated assets and liabilities of the Company are translated into US dollars at the prevailing exchange rates in effect at the end of the reporting period. Income statement accounts are translated at a weighted average of exchange rate which were in effect during the period. Translation adjustments that arise from translating the foreign subsidiary's financial statements from local currency to US dollars are recorded in the cumulative translation adjustment component of stockholders' equity.

     Financial Instruments

     The carrying values of accounts payable and accrued expenses approximate their fair values. The fair value of the Company's long-term debt is assumed to approximate its book value.

Note 4 - Property and Equipment:

     The costs and accumulated depreciation of property and equipment at July 31, are summarized as follows:

                                                     1998              1997
                                                     ----              ----
     Land                                    $        239,810      $         --
     Buildings                                      1,366,956                --
     Furniture and Fixtures                             7,998             5,938
     Office Equipment                                  60,850            52,869
                                             ----------------      ------------

     Total Property and Equipment                   1,675,614            58,807

     Less:  Accumulated Depreciation                   41,167            12,848
                                             ----------------      ------------

     Property and Equipment, Net             $      1,634,447      $     45,959
                                             ================      ============

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 4 - Property and Equipment (Continued):

     Depreciation expense amounted to $31,096, $10,411 and $2,578 for the years ended July 31, 1998 and 1997, and the period November 2, 1995 (date of inception) to July 31, 1996, respectively.

Note 5 - Income Taxes:

     The Company has incurred losses since inception which have generated net operating loss carryforwards on a consolidated basis of approximately $4,500,000 at July 31, 1998 which are available to offset future taxable income. The net operating loss carryforwards arise from both United States and Canadian sources. The net operating loss carryforwards will expire in 2005 through 2018. These loss carryforwards are subject to limitation on future years utilization should certain ownership changes occur.

     For the years ended July 31, 1998 and 1997 and for the period November 2, 1995 (date of inception) to July 31, 1996, the Company's effective tax rate differs from the federal statutory rate principally due to net operating losses and other temporary differences for which no benefit was recorded.

     Deferred tax assets consist of the following at July 31:

                                                     1998                 1997
                                                     ----                 ----

     Net operating loss carryforwards            $ 2,008,795        $ 750,500
     Research and development tax credits             75,705           22,362
     Depreciation and amortization                   204,755           23,035
     Accrued liabilities                             118,914               --
                                                 -----------        ---------
        Total deferred tax assets                  2,408,169          795,897

     Valuation allowance                         $(2,408,169)       $(795,897)
                                                 -----------        ---------
        Net deferred tax assets                         -0-               -0-

Note 6 - Accounts Payable and Accrued Expense:

     Accounts payable and accrued expenses consist of the following at July 31:

                                                  1998                 1997
                                                  ----                 ----

     Accounts Payable                       $       336,634        $     223,939
     Penalty Arising from Violation
        of Financing Agreement                      738,000                   --
     Consulting Accruals                            151,945                   --
     Building Purchase Liability                     26,425                   --
                                            ---------------        -------------
          Total                             $     1,253,004        $     223,939
                                            ===============        =============

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 7 - Commitments and Contingent Liabilities:

     Consulting Services

     In October 1996, the Company entered into a Consulting Agreement with the Vice President of Research and Development (the V.P.) pursuant to which, among other things, the V.P. assigned to the Company his entire right, title and interest in and to all inventions, ideas, designs and discoveries made by him during the term of such agreements which relate in any manner to the development, manufacturing, marketing, distribution and sale of generic drug products, including, without limitation, controlled release drugs, topical insulin, intra-nasal insulin and liposome creams. Concurrently with execution of this Consulting Agreement, the V.P. and the Company entered into an Assignment and Assumption Agreement pursuant to which the V.P. assigned to the Company his interests in and to specific drug delivery systems, controlled release drug delivery systems, controlled release drug delivery systems and technology patents invented/discovered/conceived by the V.P. prior to the execution of the Agreement, including three existing patents covering insulin delivery systems, applicable to peptides and proteins; drug vaccines and hormones delivery; and controlled release of drugs and hormones (the "Existing Patents"). In addition to the Existing Patents, the V.P. assigned to the Company four US and/or Canadian patent applications and certain abstracts covering, among other things, liposomes drug delivery for vaccines, drugs, hormones, peptides and cosmetic delivery; transdermal drug delivery for proteins, peptides, hormones and small molecules; controlled release drug delivery systems for capsules, caplets, and liquid suspensions; and DNA technology relating to insulin preparation (collectively, "Other Existing Technology"). The Existing Patents are owned of record by a Company, which is 50 percent owned by the V.P.

     Under the terms of the agreement, which expires December 31, 2004, a fee of $87,204 is paid for each year during the term of this agreement, which shall be in equal monthly installments of $7,267 each payable on the 30th day of each month, not in advance; and the sum of $500 per month payable on the 30th day of each month, not in advance, to offset the expenses and costs (including expenses and costs incurred in obtaining and operating an automobile) incurred in connection with the performance of the V.P.'s services. The Company has also agreed to reimburse the V.P. for $99,095 of expense incurred in research activities prior to his association with the Company, all of which was included in accounts payable, at July 31, 1998.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 7 - Commitments and Contingent Liabilities (Continued):

     Consulting Services (Continued)

     On March 17, 1998, the Company entered into separate consulting agreements with two consultants to assist the Company: to test and evaluate the therapeutic effects of its formulations; to develop protocols for testing its formulations; to review and provide suggestions in respect of draft submissions to regulatory authorities and otherwise assist the Company in its efforts to obtain regulatory approvals for its formulations in various jurisdictions, including its efforts to obtain approvals of any Ethics Committees of institutions with which the Consultants are ordinarily affiliated; to arrange and in some cases to conduct clinical trials of its formulations in Canada; and to provide input and assistance with respect to, and evaluate results of, clinical trials in other jurisdictions. The Consultants shall also attend meetings with regulators and assist the Company in making presentations to regulators when reasonably convenient.

     Under the terms of the agreement, the Company will pay retainer fees of $10,000 per consultant each on August 1, 1998, December 1, 1998, March 1, 1999 and July 1, 1999. In addition, the Company will pay an hourly or per diem amount for all services actually rendered and reimburse reasonable and necessary travel and lodging expenses incurred incident to services rendered. The agreement shall terminate on December 31, 2000.

     Also on March 17, 1998, the Company entered into separate consulting agreements with two additional consultants to assist the Company: to test and evaluate the therapeutic effects of its formulations; to develop protocols for testing its formulations; to review and provide suggestions in respect of draft submissions to regulatory authorities and otherwise assist the Company in its efforts to obtain regulatory approvals for its formulations in various jurisdictions, including its efforts to obtain approvals of any Ethics Committees of institutions with which the Consultants' representatives are ordinarily affiliated; and to provide input and assistance with respect to, and evaluate results of, clinical trials in other jurisdictions. The additional Consultants shall also attend meetings with regulators and assist the Company in making presentations to regulators when reasonably convenient.

     Under the terms of the agreement, the Company will pay an hourly or per diem fee for all services actually rendered and reimburse reasonable and necessary travel and lodging expenses incurred incident to services rendered. The agreement shall terminate on December 31, 2000.

     Leases

     The Company has entered into various lease agreements for the use of vehicles and office equipment.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 7 - Commitments and Contingent Liabilities (Continued):

     Leases (Continued)

     Aggregate minimum annual lease commitments of the Company as of July 31, 1998 are as follows:

             Year                                                     Amount
             ----                                                     ------
             1999                                                   $    13,078
             2000                                                        10,004
             2001                                                         5,990
             2002                                                         4,446
             Thereafter                                                     253
                                                                    -----------

             Total Minimum Lease Payments                           $    33,771
                                                                    ===========

     Lease expense amounted to $50,757, $9,206 and $6,946 for the years ended July 31, 1998 and 1997 and for the period November 2, 1995 (date of inception) to July 31, 1996, respectively.

     The preceding data reflects existing leases and does not include replacements upon their expiration. In the normal course of business, operating leases are generally renewed or replaced by other leases.

     Rental Operations

     The Company leases a portion of the floor that it owns in an office building located in Toronto, Canada. The Company, pursuant to a debt agreement with Rumspen Investment Corporation, has assigned their interest in these lease payments to a management company who then also pays certain expenses related to these rental units. This assignment will end on December 31, 1998, or when the additional amount of $26,425 (see Note 6) is paid to the prior owner of the properties. Once the assignment period ends, the Company will be entitled to the sublease rental income from the other tenants. Based upon the estimated ending of the assignment period of December 31, 1998, the following represents the approximate amount of sublease income to be received in years ending after July 31, 1998:

             Year                                                     Amount
             ----                                                     ------
             1999                                                 $     126,000
             2000                                                       104,000
             2001                                                         6,000
             2002                                                            --
             2003                                                            --
                                                                  -------------

             Total                                                $     236,000
                                                                  =============

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 7 - Commitments and Contingent Liabilities (Continued):

     Pending Litigation

     Sands Brothers & Co., Ltd. (Sands), a New York City-based investment banking and brokerage firm, initiated an arbitration against the Company under New York Stock Exchange rules in September 1998. This claim is based upon a claim that Sands has the right to purchase, for nominal consideration, approximately 1.5 million shares of the Company's common stock. This claim is based upon an October 1997 letter agreement which purportedly confirmed the terms of an agreement appointing Sands as the exclusive financial advisor to Generex Pharmaceuticals, Inc. (GPI) and granting Sands the right to receive shares representing 17 percent of the outstanding capital stock of GPI on a fully diluted basis. Following the acquisition of GPI by GBT - Delaware, Inc., Sands' claimed right to receive shares of GPI common stock would, allegedly, now apply to the Company's Common Stock. Sands also claims that it is entitled to additional shares of the Company as a result of the Generex Biotechnology Corporation Delaware, Inc.'s acquisition of GPI (approximately 460,000 shares), and $144,000 in fees under the terms of the purported Agreement. Sands has never performed any services for the Company, and the Company and GPI have denied that the individual who is alleged to have entered into the purported agreement between Sands and GPI had the authority to act on GPI's behalf, and accordingly, is defending against Sands' claim primarily on the basis that no agreement has ever existed between GPI and Sands. The arbitration process is in an early stage and the Company is unable to predict the outcome at this time. However, the Company intends to vigorously defend itself in this matter and does not expect that the ultimate resolution of this matter will have a material effect on its results of operations and financial condition.

     Generex Pharmaceuticals, Inc., is also contesting a claim for wrongful dismissal in the amount of approximately $300,000 plus special damages, interest and costs. The Company believes that the plaintiff was never employed by the Company or any of its subsidiaries and that the case is without merit.

     An action was also commenced against GPI and other companies and individuals seeking approximately $3,965,000 for allegedly causing certain adverse consequences of a plaintiff's particular investment in a company. GPI's only involvement was that at one time there was interest on its part in buying certain assets from this company. GPI failed to file a Statement of Defense to the Statement of Claim and GPI was noted in default on October 1, 1996. An application has been filed to set aside that default notice, however that application has been adjourned indefinitely. The Company plans to take action after January 1, 1999 to terminate this action against itself and GPI.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 7 - Commitments and Contingent Liabilities (Continued):

     Stock Redemption

     Under the terms of a settlement, determined in an Ontario, Canada Court, the Company agreed to purchase 15,357 shares from a shareholder for a total purchase price of $142,035, payable in four equal installments commencing December 31, 1997, to be held in trust by the shareholder's legal counsel. Each installment is to be released to the shareholder upon delivery of the related shares to the Company or its legal counsel (the Company). The shareholder maintains the right at any time to advise the Company, in writing, which shall be irrevocable, that the shareholder will forego any of the four installments, in which case the Company shall have no obligation to deliver payment for that portion of the shares. As of July 31, 1998, the Company had not been advised that the shareholder would forego any payments and had not received any of the shares for which funds were held in trust. The Company's funding for this potential share repurchase is being maintained in an attorney trust account and has been labeled "Restricted Cash" on the July 31, 1998 consolidated balance sheet (See Note 14).

Note 8 - Related Party Transactions:

     The amounts due from (to) related parties at July 31, are as follows:


                                                                                  Golden
                                 The      Angara        Angara        Ching        Bull
                             Great Tao   Equities    Investments,    Chew An      Estates
                                 Inc.       Inc.          Inc.      Breweries       Inc.       EBI, Inc.        Total
                             ----------  ---------   -------------  ---------    ----------  ------------   ------------
     Beginning Balance,
        August 1, 1997     $   126,628   $ 815,643    $        --    $      --   $       --  $  2,170,767   $  3,113,038
     Purchase of
        properties                  --          --             --           --           --    (1,646,188)    (1,646,188)
     Cash collection                --    (403,639)            --           --           --            --       (403,639)
     Company
        expenses paid by
        related parties       (352,384)    (22,171)      (277,962)     (29,481)    (209,637)           --       (891,635)
     Related party
        expenses paid by
        the Company            122,338     293,976        136,644       29,381      468,851            --      1,051,190
     Other                       1,263     (63,928)         7,543            6      (13,837)     (188,869)      (257,822)
                           -----------   ---------    -----------    ---------   ----------  ------------   ------------

     Ending Balance,
        July 31, 1998      $  (102,155)  $ 619,881    $  (133,775)   $     (94)  $  245,377  $    335,710   $    964,944
                           ===========   =========    ===========    =========   ==========  ============   ============

                        GENEREX BIOTECHNOLOGY CORPORATION
                             (A DEVELOPMENT COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 8 - Related Party Transactions (Continued):

     These amounts are non-interest bearing. There are no fixed terms of repayment.

     Each of the related parties is owned in whole or in part by the Company's Chairman of the Board. In addition, EBI, Inc. and Golden Bull Estates, Inc. are shareholders of the Company.

     As of July 31, 1998, the Company's three senior officers, who are also shareholders of the Company were compensated indirectly by the Company through a management services contract between the Company and a management firm of which they were equal owners. The amounts paid to this management firm amounted to $280,000, $-0- and $-0- for the years ended July 31, 1998 and 1997 and for the period November 2, 1995 (date of inception) to July 31, 1996.

     Prior to December 17, 1997, the Company occupied its executive offices at Harbour Square Business Center under an Occupancy Agreement between Generex Pharmaceuticals, Inc. (GPI), Angara Equities, Inc. and 1097346 Ontario, Inc. (the Angara/1097346 lease) pursuant to which GPI paid Angara a monthly occupancy fee of approximately $4,880 CAD, which represents the rental and other charges allocable to it space under Angara's lease for space, which included the Company's offices, 1097346 Ontario, Inc., the owner of the space. Angara Equities, Inc. is owned by the Company's Chairman of the Board. On December 17(?), 1997, GPI terminated the Angara/1097346 lease.

     During fiscal year 1998, the Company purchased two buildings from the father of the Company's Chairman of the Board. The total purchase price was $984,343.

Note 9 - Long-Term Debt:

     Long-term debt consists of the following at July 31:


                                                                                                    1998          1997
                                                                                                    ----          ----

     Mortgage payable - Romspen Investment Corporation, interest at 10.5 percent per annum, monthly payments of interest only, principal due on March 20,
     2000, secured by real property located at 33 Harbour Square, Toronto Suites
     #202 and #3501, which is owned personally by the Company's Chairman of the
     Board, and an assignment of all rents until December 31, 1998                                $528,506        $ --
                                                                                                  --------        ----
           Subtotal                                                                               $528,506        $ --

                        GENEREX BIOTECHNOLOGY CORPORATION
                             (A DEVELOPMENT COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 9 - Long-Term Debt (Continued):


                                                                                      1998                         1997
                                                                                      ----                         ----

     Subtotal                                                                     $  528,506                      $   --

     Mortgage payable - Laurential Bank, balance was originally to be paid in full by July 31, 1998, interest of 11.25 percent per annum secured
     by real property located at 98 Stafford Drive, Brampton                         183,565                          --

     Mortgage payable - Laurential Bank, balance to be paid in full by
     July 31, 1998, interest of 11.25 percent per annum secured by real
     property located at 1740 Sismet Road, Mississauga                               218,561                          --

     Note payable - Berckeley Investment Group, Ltd., inclusive of interest,
     balance originally was to be paid in full June 1998 (a)                         393,750                          --
                                                                                  ----------                      ------
     Total Debt                                                                    1,324,382                          --

     Less Current Maturities                                                         795,876                          --
                                                                                  ----------                      ------

     Long-Term Debt, Less Current Maturities                                      $  528,506                      $   --
                                                                                  ==========                      ======
-----------
     (a)  Pursuant to an agreement, The Company originally
          agreed that in the event that the common stock, or
          their equivalent, were not listed or quoted for
          trading on a public market in North America within
          ninety (90) days of the agreement, the Company
          shall pay the sum of $300,000 as damages within
          five (5) days of the end of such ninety (90) day
          period. This milestone was not achieved by the Company.
          However, upon mutual agreement, the Company issued shares
          of its common stock subsequent to year-end. The
          value of this settlement is included in accounts
          payable and accrued expenses at July 31, 1998.
          (See Note 6)


     Aggregate maturities of long-term debt of the Company due within the next five years ending July 31, are as follows:

               Year                                    Amount
               ----                                    ------
               1999                                $     795,876
               2000                                      528,506
               2001                                           --
               2002                                           --
               2003                                           --
                                                   -------------
                                                   $   1,324,382
                                                   =============

Note 10 - Stockholders' Equity:

     Reverse Merger

     On January 9, 1998, the Company issued 9,234,118 of common stock to acquire GBT - Delaware, Inc. (see Note 1). For accounting purposes, the acquisition of GBT - Delaware, Inc. by the Company has been treated as a reverse merger. Accordingly, the 9,234,118 shares issued to acquire GBT - Delaware, Inc. have been treated as outstanding from November 2, 1995 (as adjusted for historical issuances of GBT - Delaware, Inc. and Generex Pharmaceuticals, Inc. during the period from November 2, 1995 to January 8,
     1998) and the previously outstanding 1,105,000 shares have been treated as issued on the acquisition date. Since the assets and liabilities acquired on this date were immaterial, no amounts have been assigned to common stock as a result of this transaction.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 10 - Common Stock (Continued):

     Warrants

     The Company has outstanding 1,153,425 Series A Redeemable Common Stock Purchase Warrant, each of which is exercisable to purchase one (1) share of common Stock at a price of $5.00 per share. The warrants are redeemable, at the option of the Company, at any time after September 1, 1998, upon written notice of not less than twenty (20) days, at a redemption price of $.025 per warrant. These warrants expire December 31, 2000.

     The warrants were sold between March 1, 1998 and June 30, 1998, in units, with each unit consisting of one warrant and one share of common stock, in a private placement effected by the Company pursuant to Rule 506, Regulation D, under the Act, and applicable Canadian securities laws. Included in these transactions were 993,253 units sold for cash at $2.50, and 160,172 units issued in payment for various services rendered and valued at $2.50 per unit.

     The Company also has outstanding warrants to purchase 500,000 shares of Common Stock at a price of $2.50 which expire on March 31, 2003, and warrants to purchase 7,937 shares at a price of $21.82 per share which expire on September 6, 2002.

     Preferred Stock

     The Company has authorized 1,000,000 shares with a par value of one-tenth of a cent ($.001) per share of preferred stock. The preferred stock may be issued in various series and shall have preference as to dividends and to liquidation of the Company. The Company's Board of Directors is authorized to establish the specific rights, preferences, voting privileges and restrictions of such preferred stock, or any series thereof. Other than the Special Voting Rights Preferred Stock, described below, there are no shares of preferred stock currently issued and outstanding.

     Special Voting Rights Preferred Stock

     The Company has issued 1,000 shares of Special Voting Rights Preferred Stock (SVR) with a par value of $.001. The Company has the right at any time after December 31, 2000, upon written notice to all holders of preferred shares, to redeem SVR Shares at $.10 per share. Holders of SVR Shares are not entitled to vote, except as specifically required by Idaho law or in the event of change in control, as defined. In addition, holders of SVR Shares are entitled to receive a dividend per share equal to the dividend declared and paid on shares of the Company's common stock as and when dividends are declared and paid on the Company's common stock.

Note 11 - Stock Based Compensation:

     The Company intends to apply Accounting Principles board Opinion No. 25, "Accounting for Stock issued to Employees," and related interpretations in accounting for options as allowed by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation." During the years ended July 31, 1998 and 1997 and for the period November 2, 1995 (date of inception) to July 31, 1996, the Company did not grant options; thus no compensation expense was recorded in these years.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 11 - Stock Based Compensation (Continued):

     1998 Stock Option Plan

     On January 22, 1998, the Company's Board of Directors approved the 1998 Stock Option Plan (the Plan), subject to shareholder approval of the Plan, and reserved 1,000,000 shares of Common Stock for issuance upon options granted under the Plan. As of July 31, 1998, no options have been issued under the Plan.

     The Plan presently is administered by the Board of Directors, but the Board may establish a Stock Option Committee (the Committee), which consists of at least three directors, to administer the Plan. References to the Committee herein include the Board of Directors so long as it continues to administer the Plan directly.

     The Committee is authorized to select from among eligible employees, directors, advisors and consultants those individuals to whom options are to be granted and to determine the number of shares to be subject to, and the terms and conditions of, the options. The Committee also is authorized to prescribe, amend and rescind terms relating to options granted under the Plan and the interpretation of options. Generally, the interpretation and construction of any provision of the Plan or any options granted thereunder is within the discretion of the Committee.

     The Plan provides that options may or may not be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code (ISOs). Only employees of the Company are eligible to receive ISOs, while employees and non-employee directors, advisors and consultants are eligible to receive options which are not ISOs, i.e. "Non-Qualified Options." The options granted by the Board in connection with its adoption of the Plan are Non-Qualified Options.

Note 12 - Net Loss Per Share:

     Basic EPS and Diluted EPS for the years ended July 31, 1998, 1997 and for the period November 2, 1995 (date of inception) to July 31, 1996 have been computed by dividing the net loss for each respective period by the weighted average shares outstanding during that period. All outstanding stock options and warrants have been excluded from the computation of Diluted EPS as they are antidilutive.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 13 - Supplemental Disclosure of Cash Flow Information:


                                                                                       For the
                                                                                       Period
                                                            For the Years Ended       November 2,
                                                                   July 31,           1995 (Date
                                                            -------------------     of Inception)
                                                              1998        1997           1996
                                                            --------    -------    --------------

Cash paid during the year for:
   Interest                                                 $ 63,291    $    --                --
   Income taxes                                                   --         --                --



Disclosure of non-cash investing and financing activities:


     Year ended July 31, 1998
       Miscellaneous receivable acquired with long-term debt                       $    58,516
       Long-term debt was assumed in conjunction with acquisition of
          property and equipment                                                   $   402,126
       Acquisition of property and equipment with collection of
          related party receivables                                                $ 1,404,640
       Acquisition of a deposit on property and equipment with
          collection of related party receivables                                  $    68,000



Note 14 - Subsequent Events (Unaudited):

     Subsequent events occurring after July 31, 1998 consist of the following:

          The Company entered into a consulting agreement with an individual. As part of the consultant's compensation, the Company granted the consultant options to purchase 50,000 shares of the Company's common stock at an exercise price of $8.00 per share under the 1998 stock option plan.

          The debt as discussed in Note 9 with Berckeley Investment Group, Ltd. was paid off in cash.

          For consideration of financial consulting services provided, the Company issued warrants to purchase 300,000 shares of common stock at $10 per share.

                        GENEREX BIOTECHNOLOGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 14 - Subsequent Events (Unaudited) (Continued):

          The Company received a total of $4,061,006 from the sale of 1,107,353 shares of common stock at prices ranging from $2.50 to $5.00. Of this amount 250,000 shares were issued to an individual from which the Company has the right of first refusal to purchase the shares at 70 percent of the current market price. The Company also has agreed to repurchase from the individual after December 31, 1999, at the individual's option, such portion or all of his shares as he may elect to tender to the Company at a price equal to 70 percent of the then current market price. The individual also has the right to purchase an additional 250,000 shares of the Company's common stock until December 23, 1998, on the same terms and conditions as the first 250,000 shares purchased.

          The Company acquired 15,357 shares for $142,036 under the terms of the arrangement described in Note 7. The Company utilized their restricted cash balance for this transaction.

          The Company purchased property to be used as a manufacturing facility in Toronto, Canada for approximately $25,000 in cash and approximately $82,250 of long-term debt.

          The Company acquired land in Ecuador, South America. Under the terms of the agreement, a facility will be constructed for a research and development pilot plant. To acquire this facility, the Company utilized $68,000 in deposit money and $350,000 from the proceeds received from the collection of a related party receivable.

          The Company settled the liability arising from the violation of a financing agreement, as described in Note 6, by the issuance of 180,000 shares of common stock valued at $738,000.

             Item 14. CHANGES IN, AND DISAGREEMENTS WITH ACCOUNTANTS

     Prior to the Company's "reverse acquisition" of Generex Pharmaceuticals, Inc. in January 1998, its financial statements were audited by Jack F. Burke, Jr. Since, under "reverse acquisition" accounting rules, the financial statements of the Company represent the historical financial statements of Generex Pharmaceuticals, Inc., the Company dismissed Mr. Burke and engaged new auditors, Withum Smith & Brown, to perform the audit on the Company's financial statements as of and for the year ended July 31, 1998. The Company also engaged Withum, Smith & Brown and Mintz & Partners to perform a joint audit on the Company's financial statements as of July 31, 1997 and for the year then ended and for the period November 2, 1995 (date of inception) to July 31, 1996.

     Mr. Burke's reports on the Company's financial statements for the fiscal years ending prior to July 31, 1998, did not contain an adverse opinion, a disclaimer of opinion, or any qualification or modification as to uncertainty, audit scope or accounting principles, nor is current management aware of any disagreements between the Company and Mr. Burke about any accounting or audit issues.

     The change in auditors was recommended and approved by the Company's Board of Directors.

     Prior to its engagement of Withum, Smith & Brown and Mintz & Partners as auditors, the Company had no consultations with such auditors, and is unaware of any such consultation by anyone on its behalf, concerning any specific accounting matter or transaction other than the need to prepare the historical financial statements at Generex Pharmaceuticals, Inc. in accordance with US GAAP, and that such financial statements would be required to be prepared in accordance with and conform to Regulation S-X requirements.

                   Item 15. FINANCIAL STATEMENTS AND EXHIBITS

             (a)  Financial Statements

     The following financial statements have been filed with this Registration
Statement:

     Consolidated Balance Sheets of Generex Biotechnology Corporation and Subsidiaries (a Development Stage Company) as of July 31, 1998 and 1997.

     Consolidated Statement of Changes in Stockholders' Equity of Generex Biotechnology Corporation and Subsidiaries (a Development Stage Company) for the period November 2, 1995 (date of inception) to July 31, 1998.

     Consolidated Statement of Operations and Cash Flows of Generex Biotechnology Corporation and Subsidiaries (a Development Stage Company) for the fiscal years ended July 31, 1998 and 1997, and for the period November 2, 1995 (date of inception) to July 31, 1996 and the cumulative amounts of operations and cash flows for the period November 2, 1995 (date of inception) to July 31, 1996.

         (b)      Exhibits

     The following exhibits have been filed with this Registration Statement:

Exhibit No.
-----------
3.1      Articles of Incorporation of the Company and all amendments thereto

3.2      Bylaws of the Company

4.1      Form of Common Stock Certificate

4.2      Form of Special Voting Rights Preferred Stock Certificate

4.3      1998 Incentive Stock Option Plan

4.4.1    Form of Series A Warrant

4.4.2    Form of GCR Warrant

4.4.3    Form of Berckeley Warrant

4.4.4    Form of Meyerson Warrant

4.5.1 Form of Subscription/Voting/Put Agreement between the Company and Dr. William Steinbrink

4.5.2 Form of Subscription/Voting Agreement executed by purchasers of 337,670 shares of Common Stock

10.1.1   Consulting Agreement with Pankaj Modi

21       Subsidiaries of the Company

23.1.1 Consent of Withum, Smith & Brown, independent certified public accountants

23.1.2   Consent of Mintz & Partners, independent chartered public accountants

27       Financial Data Schedules

     The Company has caused this Registration Statement to be executed on its behalf this 13th day of December, 1998, by the undersigned officers.

                                      GENEREX BIOTECHNOLOGY CORPORATION

                                      By: /s/ E. Mark Perri
                                          -----------------------------
                                          E. MARK PERRI, Chairman

                                      By: /s/ Anna E. Gluskin
                                          -----------------------------
                                          ANNA E. GLUSKIN, President